GROUP AND INDIVIDUAL SINGLE PREMIUM
                              ANNUITY CONTRACTS

                        Keyport Life Insurance Company
                      Executive & Administrative Offices
                 125 High Street, Boston, Massachusetts 02110
                                (617) 526-1400

                                   SUMMARY

This prospectus describes participating interests in group deferred annuity contracts ("Contract(s)") which are designed and offered by Keyport Life Insurance Company ("Keyport") to provide retirement benefits for eligible individuals. Eligible individuals include persons who collectively form a group of employees of an employer or participants in certain plans established for eligible individuals and members of other eligible groups. As required by certain states, the Contracts may

                (This "SUMMARY" section continues on page 2.)

The Contract may be sold by or through banks or other depository institutions. The Contract and Certificates: are not insured by the FDIC; are not a deposit or other obligation of, or guaranteed by, the depository institution; and are subject to investment risks, including the possible loss of principal amount invested, as described below.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS SETS FORTH INFORMATION A PROSPECTIVE CERTIFICATE OWNER SHOULD KNOW BEFORE PURCHASING A CERTIFICATE OR ENROLLING. THIS PROSPECTUS SHOULD BE RETAINED FOR FURTHER REFERENCE.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO PERSON IS AUTHORIZED BY KEYPORT TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THIS OFFERING AND, IF GIVEN OR MADE, SUCH UNAUTHORIZED INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON.

THESE SECURITIES MAY BE SUBJECT TO A SUBSTANTIAL SURRENDER CHARGE AND/OR MARKET VALUE ADJUSTMENT IF NOT HELD TO THE END OF A TERM, AS DESCRIBED BELOW. SURRENDER OF THESE SECURITIES AT OTHER TIMES COULD RESULT IN THE RECEIPT OF LESS THAN THE CERTIFICATE OWNER'S ORIGINAL SINGLE PREMIUM.


              The date of this Prospectus is November 15, 1996.

be offered as individual contracts. (See "Distribution of Group Contracts and Certificates", page 17.)

Each individual's interest under an Allocated Contract is held in a specific account established for that individual. Each participant in a Non-Qualified plan and in certain Qualified Plans will be issued a Certificate evidencing participation in an Allocated Contract and will have a 100% vested interest in all values credited to the participant's Account. Under certain Contracts issued with respect to Qualified Plans ("Non-Allocated Contracts"), however, a participant's interest may be vested in the Plan in which they are participating rather than in a Certificate. In such cases, the Certificate will usually be owned by the Trustee(s) of the Plan, and a single account will be established and held on behalf of all participants in the plan on a non-allocated basis. Unless otherwise noted or the context so requires, all references to "Certificates" include Allocated and Non-Allocated Contracts, Certificates issued thereunder, and Individual Contracts.

A Single Premium of at least $5,000 per Certificate Owner's Account must accompany the Contract application or the Enrollment Form for a participant under an Allocated Contract. The Single Premium is the only premium payment permitted or required with respect to a particular Certificate. Eligible individuals, however, may purchase more than one Certificate under an Allocated Contract. (See "Enrollment Forms and Premium Payments", page 8.)

The premium payment credited to a Certificate Owner's Account becomes part of the assets of Keyport. Keyport owns its General Account and Separate Account assets, and generally intends to invest these payment amounts in U.S. Government securities and certain commercial debt securities having maturities generally matching the applicable Terms. Keyport may also invest its assets in various instruments, including equity options, futures, forwards, and other instruments based on the Index to hedge its obligations with respect to Indexed Accounts. Keyport may also buy and sell interest rate swaps and caps, Treasury bond futures, and similar instruments to hedge its exposure to changes in interest rates. (See "Investments by Keyport", page 15 and "The Separate Account", page 16.)

The Certificate provides that the Single Premium may be allocated to one of two types of accounts, Interest Accounts and Indexed Accounts, of varying durations ("Terms"). Interest is credited to Interest Accounts at a fixed rate set and guaranteed at the beginning of the Term for the duration of the Term. Interest is credited to Interest Accounts on an annual compound guaranteed interest basis for the entire duration of the selected Term. This means that Keyport adds interest to the amount invested, so that credited interest may earn interest. (See "Interest Accounts", page 8.)

Interest credited to Indexed Accounts ("Index Increases") is calculated by reference to fixed interest rate factors, set and guaranteed at the beginning of the Term for the duration of the Term, which are applied to changes in the Standard & Poor's 500 Composite Stock Price Index (the "Index") using a formula set forth in the Certificate. If the publication of the Index is discontinued or the calculation of the Index is changed substantially, Keyport will substitute a suitable index. Index Increases are based on a percentage of the percentage increase in the Index since the beginning of the Term. Index Increases are calculated and credited proportionately over the selected Term at each Account Anniversary. The total Index Increases that may be credited to an Indexed Account during a Term are subject to a maximum and minimum limit, both of which are set and guaranteed at the beginning of the Term. The minimum may never be less than zero. Thus, the Indexed Account Value will never decrease to reflect declines in the value of the Index since the beginning of the Term or from Account Anniversary to Account Anniversary. (See "Indexed Accounts", page 9.) The amount of Index Increases credited to an Indexed Account may be more or less than the amount of interest credited to an Interest Account established at the same time for the same Term. Moreover, it is possible that no Index Increases will be credited at Account Anniversaries, if the Index on any of the Account Anniversaries in the Term does not exceed its value at the beginning of the Term. (See "Establishment of Guaranteed Interest Rates and Guaranteed Interest Rate Factors", page 10.)


The Certificate also provides for a minimum value to be used in certain circumstances instead of the Indexed Account Value to calculate benefits under a Certificate. This value, called the Certificate Value, is equal to:
90% of the Single Premium; plus any Excess Interest Credits (as described below); less any amounts withdrawn by the Certificate Owner in a partial surrender, such amounts being reduced by any applicable Surrender Charge; plus, if the Account Value has ever been transferred, a positive or negative amount reflecting the effect of any applicable Market Value Adjustment on the Account Value at the time of the transfer; plus interest credited on the foregoing at an annual guaranteed rate of 3% per year. In addition, on each Account Anniversary and at the time of a transfer, additional interest, i.e., an "Excess Interest Credit", may be credited to the Certificate Value, such that the total interest credited to the Certificate Value will equal the total interest and/or Index Increases ever credited to the Certificate Owner's Account. The amount used to calculate death benefits, withdrawal amounts, and annuity values will never be less than the Certificate Value (subject to an adjustment to reflect the effect of any applicable Market Value Adjustment on the corresponding Account Value). If at the end of a Term the Indexed Account Value is less than the Certificate Value, Keyport will credit interest to the Indexed Account so that its value will equal the Certificate Value. (See "Certificate Value", page 10, "Indexed Accounts," page 9.)

Initial Terms of one, three, five, six, seven, and ten (Interest Account only) years are currently available. Keyport may discontinue offering terms of certain durations or offer Terms of other durations from time to time. The interest rates and interest rate factors declared by Keyport may vary depending on the duration of the Term. Keyport should be contacted to determine the Terms currently being offered. Subject to contractual provisions and any applicable Surrender Charge and Market Value Adjustment, a Certificate Owner may transfer from one type of Account to the other and/or to Terms of greater or lesser duration.



                                      2
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Factors in Determining Guaranteed Interest Rates and
Guaranteed Interest Rate Factors

The level of Guaranteed Interest Rates and Guaranteed Interest Rate Factors set by Keyport for Terms of a particular duration will depend on a variety of factors, including the interest rates generally available on the types of instruments in which Keyport will invest Certificate Owners' premium payments, the duration of the Term, regulatory and tax requirements, sales commissions and expenses borne by Keyport, general economic trends, and competitive factors.

Risk

The interest and Index Increases credited to a Certificate Owner's Account are based on guarantees made by Keyport. The initial and subsequent Guaranteed Interest Rates and Guaranteed Interest Rate Factors apply to the original principal sum and reinvested earnings.

AN INHERENT RISK IS THAT IN THE EVENT OF A SURRENDER PRIOR TO THE END OF THE APPLICABLE TERM, THE MARKET VALUE ADJUSTMENT MIGHT EFFECT A REDUCTION IN THE VALUE OF A CERTIFICATE OWNER'S ACCOUNT. ON THE OTHER HAND, THE OPPOSITE MAY PROVE TO BE TRUE. (See "Market Value Adjustment", page 13.)

KEYPORT'S MANAGEMENT WILL MAKE THE FINAL DETERMINATION AS TO GUARANTEED INTEREST RATES AND GUARANTEED INTEREST RATE FACTORS TO BE DECLARED. KEYPORT CANNOT PREDICT OR GUARANTEE FUTURE GUARANTEED RATES AND FACTORS. (See "Establishment of Guaranteed Interest Rates and Guaranteed Interest Rate Factors", page 10.)

Renewal of Terms

At the end of each Term, a subsequent Term of the same type of Account (Interest or Indexed) of one-year's duration will begin, unless, within the thirty (30) day period before the end of the Term, the Certificate Owner instructs Keyport otherwise. The Certificate Owner will have the opportunity to apply the Account Value to an Interest or Indexed Account that has a Term of any duration then offered. (See "Renewal Terms", page 10.)

Surrenders: Partial or Total

Subject to certain restrictions, partial and total surrenders of a Certificate Owner's Account Value are permitted. Such surrenders may be subject to a Surrender Charge and/or a Market Value Adjustment. Except as described below, the Surrender Charge will be deducted from any partial or total surrender made before the end of a Term. The Surrender Charge will be calculated as a percentage of the gross amount being surrendered in excess of the Free Withdrawal Amount (as explained below), before the addition or deduction of any applicable Market Value Adjustment. The applicable percentage will decline depending on the number of years (rounded up) remaining until the end of the Term. The current maximum is 7% for surrenders with seven (7) or more years remaining in the Term.

No Surrender Charge will apply to a partial or total surrender within the first thirty (30) calendar days after the end of any full Term, if a Certificate Owner notifies Keyport by prior Written Request.

The first partial surrender in a particular Certificate Year may be made without paying a Surrender Charge on the Free Withdrawal Amount, which is that portion of the surrender amount that does not exceed the sum of any interest or Index Increases earned by and credited to the Certificate Owner's Account Value in the prior year (measured from the date of the surrender to that same date in the prior calendar year), up to the sum of any such amounts earned and credited since the most recent partial surrender, if any, during that prior year. Any partial surrender amount above the Free Withdrawal Amount or any subsequent partial surrender during the same Certificate Year will be subject to a Surrender Charge. (See "Surrender Charge", page 12.)

PARTIAL SURRENDERS ARE NOT ALLOWED IF YOU HAVE CHOSEN AN INDEXED ACCOUNT AND THE CONTRACT IS ISSUED UNDER A CORPORATE OR KEOGH QUALIFIED PLAN THAT IS ESTABLISHED PURSUANT TO THE PROVISIONS OF SECTION 401 OF THE INTERNAL REVENUE CODE.

As to total surrenders, if no partial surrender was made in the same Certificate Year, only the portion of the surrendered amount above the foregoing limit is subject to a Surrender Charge. Otherwise, the total amount surrendered is subject to a Surrender Charge.

The withdrawal of interest earnings from an Interest Account pursuant to Keyport's systematic withdrawal program will not incur a Surrender Charge or a Market Value Adjustment. Systematic withdrawals may not be made from an Indexed Account. (See "Systematic Withdrawal Program", page 11.)


The minimum partial surrender is $250, unless made pursuant to the systematic withdrawal program, in which case the minimum is $100. After a partial surrender, the minimum Account Value must be at least $2500.


Transfers

Subject to certain conditions, the Interest Account Value may be transferred to another Account at any time before the Income Date. The Indexed Account Value may only be transferred at the end of a Term. Any amount transferred before the end of a Term may be subject to a Market Value Adjustment, as described below. Currently, there is no charge for transfers. Keyport in its discretion may institute a transfer charge on transfers in excess of a certain number of transfers annually. (See "Transfer of Values", page 11; "Market Value Adjustment", page 13.)

Market Value Adjustment

The amount payable upon a partial or total surrender from, or upon the application to an Annuity Option of Account Value of, an Account with a Term of three (3) years or more may be adjusted up or down by the application of the Market Value

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Adjustment. However, no Market Value Adjustment will apply to a partial or total surrender within the first thirty (30) calendar days after the end of any full Term, if a Certificate Owner notifies Keyport by prior Written Request.

Where a Market Value Adjustment is applicable to a surrender or annuitization, if there has not previously been a partial surrender in the same Certificate Year as the surrender or annuitization, the Market Value Adjustment will be calculated based on the gross amount payable in excess of the Free Withdrawal Amount, before the deduction of any applicable Surrender Charge. Otherwise, the Market Value Adjustment is calculated based on the gross amount payable, before the deduction of any applicable Surrender Charge. (See "Market Value Adjustment", page 13).

A Market Value Adjustment also applies to any transfer from an Account with a Term of three (3) years or more, unless the effective date of the transfer is: (a) within the last year of the Term and the transfer is to an Account with a Term of three (3) years or more; or (b) within the first ten (10) calendar days after the end of each full Term. The Market Value Adjustment upon transfer is calculated based on the Account Value or, if there has not previously been a partial surrender in the same Certificate Year as the transfer, on the Account Value in excess of the Free Withdrawal Amount. (See "Market Value Adjustment", page 13).

The Market Value Adjustment for Indexed Accounts includes a Scaling Factor. The Scaling Factor may reduce the positive or negative amount of any Market Value Adjustment on an Indexed Account. The Market Value Adjustment for Interest Accounts will not include a Scaling Factor. (See "Market Value Adjustment", page 13).

The Market Value Adjustment reflects the relative difference between: (a) the current Treasury Rate for a period of time equivalent to the remaining duration of the current Term; and (b) the Treasury Rate at the beginning of the Term for a period of time equal to the full duration of the Term. It is possible, therefore, that should such Treasury Rates increase significantly from the beginning of a Term, the amount a Certificate Owner would receive upon a total surrender would be less than the original amount credited to the Certificate Owner's Account. (See "Market Value Adjustment", page 13.)

Deferral of Payment

Keyport may defer payment of any partial or total surrender for a period not exceeding six (6) months from the date of receipt of a request for surrender or for the period permitted by state insurance law, if less. A deferral of payment for a period greater than thirty (30) days would occur only under highly unusual circumstances. (See "Payment upon Partial or Total Surrender", page 12.)

Annuity Period

On the Income Date, Keyport will start to pay the designated Annuitant a series of annuity payments under an Annuity Option. The Annuity Option selected determines the timing and basis of the annuity payments. (See "Annuity Period Provisions", page 14.)

Death Benefit

The Certificate provides for a special death benefit if the Certificate Owner dies before the Income Date or if the Annuitant dies before the Income Date and the Certificate Owner is not a natural person. Within ninety (90) days of the date of death of any of the Certificate Owner or Annuitant (if the Certificate Owner is not a natural person), the Designated Beneficiary may surrender the Certificate to Keyport for the greatest of: (a) the Certificate Owner's Account Value; (b) the Certificate Value; or (c) the Certificate Withdrawal Value, which is defined as the greater of (i) the Account Value, subject to any applicable Market Value Adjustment, less any applicable Surrender Charge, and (ii) the Certificate Value adjusted proportionally to reflect the effect of any applicable Market Value Adjustment on the Account Value. If the surrender request is made after ninety (90) days or upon the death of a Joint Certificate Owner, the Designated Beneficiary will receive the Certificate Withdrawal Value. If the Certificate is not surrendered, it may stay in force for up to five years after the date of death, at the end of which time Keyport will pay the Designated Beneficiary the Certificate Withdrawal Value, without the deduction of any applicable Surrender Charge. (See "Death Provisions", page 13; "Surrender Charge", page 12.)

Premium Taxes

Keyport will deduct the amount of any premium taxes levied by any State or governmental entity when the premium tax is actually paid, unless Keyport elects to defer such deduction until the time of surrender or the Income Date. It is not possible to describe precisely the amount of premium tax payable on any transaction. Such premium taxes depend, among other things, on the type of Certificate (Qualified or Non-Qualified), on the state of residence of the Certificate Owner or participant, the state of residence of the Annuitant, the status of Keyport within such states, and the insurance tax laws of such states. Currently such premium taxes range from 0%--5.0%. For a schedule of such taxes, see Appendix C, at page 54 of this Prospectus.

Annual Reports to Certificate Owners

At least once each Certificate Year, Keyport will send each Certificate Owner a report which will show the Account Value, the Certificate Withdrawal Value, the Market Value Adjustment used to calculate the Certificate Withdrawal Value, and any Surrender Charge.

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                              TABLE OF CONTENTS

                                                              Page
                                                           ---------
SUMMARY                                                         1
GLOSSARY OF SPECIAL TERMS.                                      6
DESCRIPTION OF CONTRACTS AND CERTIFICATES.                      8
A. Ownership                                                    8
B. Enrollment Form and Premium Payments.                        8
C. Accumulation Period                                          8
   1. Initial Term                                              8
   2. Interest Accounts.                                        8
   3. Indexed Accounts                                          9
   4. Renewal Terms.                                           10
   5. Information on Renewal Rates                             10
   6. Establishment of Guaranteed Interest Rates and
      Guaranteed Interest Rate Factors                         10
   7. Certificate Value.                                       10
   8. Transfer of Values                                       11
   9. Surrenders                                               11
      (a) General                                              11
      (b) Systematic Withdrawal Program                        11
      (c) Surrender Procedures and Determination of
          Surrender Value                                      11
          1. Partial Surrenders                                11
          2. Total Surrenders                                  11
      (d) Risk                                                 12
      (e) Payment upon Partial or Total Surrender              12
  10. Deductions                                               12
      (a) Surrender Charge                                     12
      (b) Market Value Adjustment                              13
  11. Premium Taxes                                            13
  12. Death Provisions                                         13
      (a) Non-Qualified Certificates                           13
      (b) Qualified Certificates                               14
D. Annuity Period Provisions                                   14
   1. Annuity Benefits                                         14
   2. The Income Date and Form of Annuity                      15
   3. Change of Annuity Option                                 15
   4. Annuity Options                                          15
   5. Frequency and Amount of Payments                         15
   6. Proof of Age, Sex, and Survival of Annuitant             15
INVESTMENTS BY KEYPORT                                         15
THE SEPARATE ACCOUNT                                           16
AMENDMENT OF CONTRACTS                                         16
ASSIGNMENT OF CERTIFICATES                                     16
DISTRIBUTION OF CONTRACTS AND CERTIFICATES                     17
TAX CONSIDERATIONS                                             17
A. General                                                     17
B. Taxation of Keyport                                         17
C. Taxation of Annuities in General                            17
   1. General                                                  17
   2. Surrender, Assignments, and Gifts                        17
   3. Annuity Payments                                         18
   4. Penalty Tax                                              18
   5. Income Tax Withholding                                   18
   6. Section 1035 Exchanges                                   18
D. Qualified Plans                                             18
   1. Tax Sheltered Annuities                                  18
   2. Individual Retirement Annuities                          19
   3. Corporate Pension and Profit Sharing Plans               19
THE COMPANY.                                                   19
A. Business                                                    19
B. Selected Financial Data                                     19
C. Management Discussion and Analysis of Results of
   Operations and Financial Condition                          20
   1. Overview                                                 20
   2. Results of Operations                                    20
      (a) 1995 Compared to 1994                                20
      (b) 1994 Compared to 1993                                21
   3. Guaranty Fund Assessments                                22
   4. Financial Conditions                                     22
      (a) Cash and Investments.                                22
      (b) Deferred Policy Acquisition Costs                    22
      (c) Liabilities                                          22
      (d) Stockholder's Equity                                 23
   5. Liquidity and Capital Resources                          23
D. Reinsurance                                                 24
E. Reserves                                                    24
F. Investments                                                 24
G. Competition                                                 25
H. Employees                                                   25
I. State and Federal Regulation                                25
COMPANY MANAGEMENT                                             26
EXECUTIVE COMPENSATION TABLES AND INFORMATION                  26
COMPENSATION OF DIRECTORS.                                     29
LEGAL PROCEEDINGS.                                             29
EXPERTS                                                        29
CHANGE IN ACCOUNTANTS                                          29
LEGAL MATTERS                                                  29
FINANCIAL STATEMENTS                                           29
APPENDIX A (TERM INTEREST AND INDEX INCREASE
  ILLUSTRATIONS)                                               50
APPENDIX B (MARKET VALUE ADJUSTMENT FORMULA AND
  ILLUSTRATIONS, INCLUDING SURRENDER CHARGE CALCULATIONS)      52
APPENDIX C (SCHEDULE OF STATE PREMIUM TAXES)                   54

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                          GLOSSARY OF SPECIAL TERMS

The following terms in this Prospectus have the indicated meanings:

Account Year, Account Anniversary A continuous twelve-month period commencing on the date that an Interest or Indexed Account is opened by allocation or transfer, and each anniversary thereof including the end of the Term.

Allocated Contract A Group Annuity Contract under which amounts are allocated or credited to the accounts of individual participants.

Annuitant The natural person upon whose life annuity payments are based, and to whom any annuity payments will be made starting on the Income Date.

Annuity Options Options available for annuity payments.

Cap The maximum percentage by which the value of an Indexed Account may increase during a single Term.

Certificate The document issued to each participant under an Allocated Contract evidencing their participation in the Group Annuity Contract as set forth in this prospectus. As used in this Prospectus, the term Certificate also includes any Group Annuity Contract and any Individual Contract, unless the context requires otherwise.

Certificate Anniversary, Certificate Year A continuous twelve-month period commencing on the Certificate Date and each anniversary thereof.

Certificate Date The effective date of participation under an Allocated Contract as designated in the Certificate or the date a Contract is issued and the Contract Owner's rights and benefits begin.

Certificate Owner The participant under Non-Qualified Plans and Allocated Contracts issued to Qualified Plans; the Contract Owner under Individual Contracts and Non-Allocated Contracts issued to Qualified Plans.

Certificate Owner's Account The Account established by Keyport for a Certificate Owner into which the Single Premium paid by or on behalf of a Certificate Owner is credited.

Certificate Owner's Account Value The value of all amounts under a Certificate in an Indexed or Interest Account prior to the Income Date.

Certificate Value The guaranteed minimum value of the Certificate at any time prior to any then-applicable Market Value Adjustment, calculated as described below.

Certificate Withdrawal Value The greater of: (a) the Account Value, plus or minus any applicable Market Value Adjustment, less any applicable Surrender Charge, and (b) the Certificate Value, multiplied by the ratio of the Account Value, adjusted by the applicable Market Value Adjustment, to the unadjusted Account Value.

Contract Owner The person, persons, or entity entitled to the ownership rights stated in the Contract and in whose name(s) the Contract is issued.

Designated Beneficiary The person who may be entitled to receive benefits following the death of the Annuitant, the Certificate Owner, or the Joint Certificate Owner. The Designated Beneficiary will be the first person among the following who is alive on the date of death: Certificate Owner; Joint Certificate Owner; Primary Beneficiary, Contingent Beneficiary; and otherwise the Certificate Owner's estate. If the Certificate Owner and Joint Certificate Owner are both alive, they will be the Designated Beneficiary together.

Enrollment Form A document signed by a participant that serves as his or her application for participation under an Allocated Contract.

Floor The minimum percentage by which the value of an Indexed Account may increase during a single Term. The Floor will never be less than zero.

Free Withdrawal Amount The amount that may be surrendered, transferred, or applied to an Annuity Option without any otherwise applicable Surrender Charge or Market Value Adjustment. If no partial surrender has been made in the Certificate Year of the transaction, the Free Withdrawal Amount is equal to the sum of any interest or Index Increases earned by and credited to the Certificate Owner's Account Value in the prior year (measured from the date of the surrender to that same date in the prior calendar year), up to the sum of any such amounts earned and credited since the most recent partial surrender, if any, during that prior year.

General Account Keyport's general investment account which contains all of Keyport's assets except those in Separate Account C and other separate accounts.

Guaranteed Interest Rate The fixed rate of interest set and guaranteed by Keyport at the beginning of a Term of an Interest Account to be used to calculate the interest to be credited to the Interest Account during the Term.

Guaranteed Interest Rate Factors The Participation Rate, Cap, and Floor, which are set and guaranteed by Keyport at the beginning of each Term of an Indexed Account and used to calculate Index Increases under a formula set forth in the Certificate.

Income Date The date on which annuity payments to an Annuitant are to begin.

Index The Index (set forth in the Certificate) that is used to calculate Index Increases.

Indexed Account An account to which Keyport credits Index Increases.

Indexed Account Value The value of an Indexed Account, equal to all allocations or transfers to the Indexed Account, plus all Index Increases credited to the Indexed Account, less all amounts transferred or surrendered from the Indexed Account.

Index Increase Interest credited to an Indexed Account, which is calculated using the Guaranteed Interest Rate Factors as applied to changes in the Index.

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

Individual Contract A Contract issued to an individual as Contract Owner.

In Force The status of a Certificate before the Income Date, so long as it is not totally surrendered and there has not been a death of the Annuitant or any Certificate Owner that would cause the Certificate to end within at most five years from the date of death.

Interest Account An account to which Keyport credits interest based on a specific and guaranteed rate of interest.

Interest Account Value The value of an Interest Account, equal to all allocations or transfers to the Interest Account, plus all interest credited to the Interest Account, less all amounts transferred or surrendered from the Interest Account.

Joint Certificate Owner Any person designated by the Certificate Owner jointly to possess rights in the Certificate Owner's Account. Keyport requires that the Certificate Owner and any Joint Certificate Owner act together.

Non-Allocated Contract A Contract under which a single account is established and held on behalf of all participants in a particular plan of an employer or other eligible entity on a non-allocated basis.

Non-Qualified Certificate Any Certificate that is not issued under a Qualified Plan.

Office Keyport's executive office, which is at 125 High Street, Boston, Massachusetts 02110.

Participation Rate The percentage of the increase in the Index used to calculate Index Increases.

Qualified Certificate Any Certificate issued under a Qualified Plan.

Qualified Plan A retirement plan established pursuant to the provisions of Sections 401, 403 and 408 of the Internal Revenue Code and HR-10 Plans for self-employed persons.

Reset Date The date on which an amount is allocated to an Interest or Indexed Account. The first day of each subsequent Term is the next Reset Date for that Account.

Separate Account A separate investment account of Keyport in which assets underlying the Certificates may be held and those assets may be valued at market value. Assets held in Separate Account C will be subject to the claims of Keyport's general creditors.

Single Premium The payment made by or an behalf of a participant with respect to a Certificate.

Term The period for which either a Guaranteed Interest Rate is credited to an Interest Account or Guaranteed Interest Rate Factors are used to calculate Index Increases for an Indexed Account. Terms may be selected by a Certificate Owner from among those offered by Keyport.

Treasury Rate The Treasury Rate is the interest rate in the Treasury Constant Maturity Series, as published by the Federal Reserve Board, for a maturity equal to the appropriate number of years. The Treasury Rate is used in calculating Market Value Adjustments.

Written Request A written request in a form satisfactory to Keyport, signed by the Certificate Owner, and received at Keyport's Office.

                  DESCRIPTION OF CONTRACTS AND CERTIFICATES

A. OWNERSHIP

The Certificate Owner is the individual or legal entity that has the power to exercise the rights of an owner under the Certificate. The Certificate Owner is the person or entity designated in the application for a Contract or the individual so designated in the Enrollment Form for a Certificate issued under an Allocated Contract.

The Certificate Owner may exercise all rights summarized in the Certificate. Joint Certificate Owners are permitted but not contingent Certificate Owners.

Prior to the Income Date, the Certificate Owner together with any Joint Certificate Owner may, by Written Request, change the Certificate Owner, Joint Certificate Owner, Beneficiary, Contingent Beneficiary, Contingent Annuitant, or in certain instances, the Annuitant. An irrevocably-named person may be changed only with the written consent of such person.

Because a change of Certificate Owner by means of a gift (i.e., a transfer without full and adequate consideration) may be a taxable event, a Certificate Owner should consult a competent tax adviser as to the tax consequences resulting from such a transfer.

Any Qualified Certificate may have limitations on transfer of ownership. A Certificate Owner should consult a competent tax adviser as to the tax consequences resulting from such a transfer.

B. ENROLLMENT FORM AND PREMIUM PAYMENTS

The Single Premium is due on the Certificate Date. The Single Premium may not be less than $5,000. Although there is currently no maximum for the Single Premium, Keyport reserves the right to limit the total premiums paid on multiple Certificates with respect to any one Certificate Owner. Keyport may reject any premium payment.

The Single Premium is credited to a Certificate Owner's Account, which is established on the date of receipt of a properly completed application or Enrollment Form along with the required premium payment. Keyport will issue a Certificate and confirm the receipt of the Single Premium in writing. If the Contract is issued on a Non-Allocated basis, a single Certificate Owner's Account is opened for the Certificate Owner. A Certificate Owner's Account starts earning interest on the day following the date the Certificate Owner's Account is established on his or her behalf. A Certificate Owner may choose to allocate the Single Premium to an Interest Account or an Indexed Account, as described below.

In the event Keyport determines that an application or Enrollment Form is not properly completed, Keyport will attempt to contact the Certificate Owner by letter or telephone to secure the information necessary to complete the form.

Keyport will return an improperly completed application or Enrollment Form, along with the corresponding premium payment, which cannot be properly completed within three weeks of its receipt.

Keyport will permit others to act on behalf of an applicant in certain instances, including the following two examples. First, Keyport will accept an application for a Certificate that contains a signature signed under a power of attorney, if a copy of that power of attorney is submitted with the application. Second, Keyport will issue a Certificate that is not replacing an existing life insurance or annuity policy without having previously received a signed application from the applicant. Certain dealers or other authorized persons such as employers and Qualified Plan fiduciaries will inform Keyport of an applicant's answers to the questions in the application by telephone or by order ticket and cause the Single Premium to be paid to Keyport. If the information is in good order, Keyport will issue the Certificate with a copy of an application completed with that information. The Certificate will be delivered to the Certificate Owner with a letter from Keyport that will give the Certificate Owner an opportunity to respond to Keyport if any of the application information is incorrect. Alternatively, Keyport's letter may request the Certificate Owner to confirm the correctness of the information by signing either a copy of the application or a Certificate delivery receipt that ratifies the application in all respects. (In either case, a copy of the signed document would be returned to Keyport for its permanent records.) All purchases are confirmed, in writing, to the applicant by Keyport. Keyport's liability extends only to purchases so confirmed.

C. ACCUMULATION PERIOD

1. Initial Term


A Certificate Owner will select the type of Account, either an Interest Account or an Indexed Account, to which the Single Premium will be allocated, and the duration of the initial Term from among those offered by Keyport. Initial Terms of one, three, five, six, seven, and ten (Interest Account only) years are currently available. Keyport may offer other durations from time to time.


A Term begins on the date as of which the Single Premium is allocated or an amount is transferred to an Account and ends when the number of years in the Term elected has elapsed. The last day of the Term is the expiration date for the Term. The subsequent Term begins on the first day following the expiration date of the previous Term.

The Single Premium (less surrenders made and premium taxes, if any) will earn and be credited interest and/or Index Increases in accordance with the formula applicable to the selected type of Account, as described below. Interest is credited to Interest Accounts at the Guaranteed Interest Rate specified and guaranteed at the beginning of the Term for the duration of the Term. Index Increases are credited to Indexed Accounts by reference to Guaranteed Interest Rate Factors, guaranteed at the beginning of the Term for the duration of the Term, as applied to changes in the Standard & Poor's 500 Composite Stock Price Index (the "Index").

2. Interest Accounts

Through the Interest Accounts, Keyport offers specified effective and guaranteed annual rates of interest, the Guaranteed Interest Rates, for a specified period of time, the Term, selected by the Certificate Owner. Although Guaranteed Interest Rates may differ among Terms of different durations or established at different times, a Guaranteed Interest Rate will never be less than 3% per year and, once declared, will never be changed during a Term.

An amount allocated or transferred to an Interest Account will earn interest at the Guaranteed Interest Rate for a Term of the selected duration. Interest will be credited daily at a rate which, compounded, equals an effective annual rate equal to the Guaranteed Interest Rate. If an amount remains in an Interest Account until the end of the applicable Term, its value will be equal to the amount originally allocated or transferred to the Interest Account, less all amounts withdrawn, plus all interest credited to the Account.

An illustrative example of how interest is credited to the Interest Account is set forth in Appendix A.

3. Indexed Accounts

Through the Indexed Accounts, Keyport offers Index Increases that depend on increases in a specified Index. The Index Increases are determined based on a formula utilizing specified Guaranteed Interest Rate Factors (the Participation Rate, Cap, and Floor) that are available for specified periods of time (Terms) selected by the Certificate Owner. Although Guaranteed Interest Rate Factors may differ among Terms of different durations or established at different times, once declared, they will never be changed during a Term.

An amount allocated or transferred to an Indexed Account will earn Index Increases based on the Guaranteed Interest Rate Factors for a Term of the selected duration. Index Increases may be added to the Account on each Account Anniversary. If an amount remains in an Indexed Account until the end of the applicable Term, its value will be equal to the amount originally allocated or transferred to the Indexed Account, less all amounts withdrawn, plus all Index Increases credited to the Account.

Keyport will calculate and credit Index Increases at each Account Anniversary after the start of a Term. The Certificates contain a formula for using the Index and the Guaranteed Interest Rate Factors established at the beginning of the Term to calculate the Index Increases on each Account Anniversary in the Term. All Index Increases are credited to the Indexed Account proportionately over the entire Term. Therefore, there are two components of the Index Increases. The first part is the proportionate credit for an increase (if any) in the Index from its prior highest Account Anniversary value to its new highest value on the current Account Anniversary. The second part is the proportionate credit for an increase(s) (if any) in the Index occurring on a prior Account Anniversary(ies). The second part of the Index Increase will always be zero on the first Account Anniversary in any Term.

  Part one is calculated as follows: Multiply the Participation Rate by the increase in the Index from its prior highest Account Anniversary value to its current Account Anniversary value divided by its beginning of Term value. The result is then multiplied by the ratio of the number of completed Account Years in the Term to the total number of Account Years in the Term. This percentage is then multiplied by the smaller of the Account Value at the beginning of the Term and the Account Value (prior to the crediting of any Index Increases) on any Account Anniversary in the Term.

  Part two is calculated as follows: Multiply the Participation Rate by the percentage increase in the Index since the beginning of the Term, calculated using the highest value attained by the Index at any Account Anniversary during the Term excluding the current Account Anniversary. Divide the resulting percentage by the number of Account Years in the Term. This percentage is then multiplied by the smaller of the Account Value at the beginning of the Term and the Account Value (prior to the crediting of any Index Increases) on any Account Anniversary in the Term.

The part one and two amounts as calculated above may be reduced if the Cap is applicable and increased if a Floor in excess of zero is applicable. The sum of the two parts equals the total Index Increase that is added to the Account Value. If the Index on each Account Anniversary in a Term is less than the Index at the beginning of the Term, there will not be any Index Increases credited during the Term. Because of the Floor of zero, Index Increases can never be negative.

The effect of this formula is to provide that, in the absence of any partial or total surrender during a Term, the total Index Increases credited to an Indexed Account during a Term will equal the Account Value at the beginning of the Term multiplied by a percentage (Participation Rate) of the percentage increase in the Index since the beginning of the Term (subject to the Floor and Cap), using the highest value attained by the Index on any Account Anniversary in the Term. Partial surrenders in excess of Index Increases will reduce the amount of the Index Increases credited after such surrender, but do not affect Index Increases previously credited.

Total Index Increases credited to an Index Account may be more or less than the amount of interest credited to an Interest Account established at the same time for the same Term, depending on the change in the Index over the course of the Term.

If no or small Index Increases are earned by and credited to an Indexed Account, in time the value of an Indexed Account may be less than the Certificate Value. In those circumstances, the Certificate Value is used to calculate any benefit payable under the Certificate. In addition, if at the end of a Term the value of an Indexed Account is less than the Certificate Value, Keyport will credit the Indexed Account with an End of the Term Increase equal to the excess of the Certificate Value over the Indexed Account Value. (See "Certificate Value" on page 10.)

Currently the Index is the Standard & Poor's 500 Composite Stock Price Index ("S&P 500"). The S&P 500 is a widely accepted and broad measure of the performance of the major United States stock markets. The S&P 500 is a market value weighted measure of changes in the prices of the underlying securities and does not reflect any stock dividend income on the underlying securities. "S&P", "S&P 500", and "Standard & Poor's 500" are trademarks of The McGraw Hill Companies, Inc., and have been licensed for use by Keyport. The Contract is not sponsored, endorsed, sold, or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of purchasing the Contract.

If the publication of the Index is discontinued, or the calculation of the Index is changed substantially, Keyport will substitute a suitable index and notify the Certificate Owner.

The formula used to calculate Index Increases and illustrative examples are set forth in Appendix A.

4. Renewal Terms

A new Term will automatically begin at the end of a Term, unless a Certificate Owner elects to make a total surrender. (See "Surrenders".) Each subsequent Term will be for one-year's duration, unless, within the thirty
(30) day period immediately prior to the end of the previous Term, the Certificate Owner by Written Request chooses a Term of a different duration or elects to transfer the Account Value to a different type of Account. A Certificate Owner may choose from among the Terms offered by Keyport at that time. Keyport may discontinue offering Terms of certain durations currently available or offer Terms of different durations from time to time. The then available Guaranteed Interest Rates and Guaranteed Interest Rate Factors may vary based on the duration of the Term selected, and may differ from the rates currently available for new Certificate. The Certificate Owner may not select a Term for a period longer than the number of years remaining until the Income Date. If the selected Term exceeds this limit, Keyport automatically will allocate the Account Value to a Term of one-year's duration. In addition, if less than one year remains until the Income Date, Keyport automatically will allocate the Account Value to an Interest Account with a Term of one year's duration.

The Account Value at the beginning of any subsequent Term will be equal to the Account Value at the end of the previous Term. In the absence of any partial or total surrender or transfer (the effects of which are described below), the Account Value will earn and be credited with interest or Index Increases for each year in the subsequent Term using the Guaranteed Interest Rates or Guaranteed Interest Rate Factors established at the beginning of the subsequent Term for the type of Account and Term selected by the Certificate Owner or established by default (as described above) in the absence of other instructions.

5. Information on Renewal Rates

A Certificate Owner is provided with a toll-free number to call to inquire about rates for Terms then being offered. In addition, prior to the beginning of each subsequent Term, Keyport will notify the Certificate Owner in writing of the Terms then available. At the end of any Term, a Certificate Owner has the opportunity to select any other duration of Term then being offered.

6. Establishment of Guaranteed Interest Rates and
   Guaranteed Interest Rate Factors

A Certificate Owner will know the Guaranteed Interest Rate or Guaranteed Interest Rate Factors for the Term chosen at the time of the initial purchase. Different Guaranteed Interest Rates and Guaranteed Interest Rate Factors may be established for Terms of different durations. Guaranteed Interest Rates and Guaranteed Interest Rate Factors for initial and renewal Terms will be established periodically. Keyport may offer differing Guaranteed Interest Rates and Guaranteed Interest Rate Factors for initial allocations, transfers during Terms, and renewal Terms.

Keyport has no specific formula for determining the Guaranteed Interest Rates and Guaranteed Interest Rate Factors that it will declare in the future. The determination of those guaranteed rates and factors will be reflective of interest rates generally available on the types of investments in which Keyport intends to invest the proceeds attributable to the Certificate Owner's Account. (See "Investments by Keyport".) In addition, Keyport's management may consider various other factors in determining guaranteed rates and factors for a given period, including, the duration of a Term, regulatory and tax requirements, sales commissions and administrative expenses borne by Keyport, general economic trends, and competitive factors. The Guaranteed Interest Rates declared by Keyport, however, (including the rate of interest credited to the Certificate Value used in the determination of the value of an Indexed Account), will never be less than 3% annually. KEYPORT'S MANAGEMENT WILL MAKE THE FINAL DETERMINATION AS TO GUARANTEED INTEREST RATES AND GUARANTEED INTEREST RATE FACTORS TO BE DECLARED. KEYPORT CANNOT PREDICT OR GUARANTEE FUTURE GUARANTEED INTEREST RATES AND GUARANTEED INTEREST RATE FACTORS.

7. Certificate Value

The Certificate also provides a minimum value, called the Certificate Value, that will be used to calculate benefits under a Certificate in circumstances in which the Certificate Value is higher than the value of an Indexed Account calculated as described above.


The Certificate Value is equal to: (a) 90% of the Single Premium; plus (b) any Excess Interest Credits, as defined below; less (c) all amounts withdrawn by the Certificate Owner in a partial surrender, such amounts being reduced by any applicable Surrender Charges; plus (d) if there has been a transfer to which a Market Value Adjustment applied, the positive or negative amount equal to the Adjusted Certificate Value (i.e., the Certificate Value proportionately adjusted to reflect the effect of any applicable Market Value Adjustment on the Account Value) less the Certificate Value, at the time of the transfer; plus (e) interest credited at an annual guaranteed rate of 3% per year. In addition, at each Account Anniversary and at the time of a transfer, additional interest, called an "Excess Interest Credit", will be credited to the Certificate Value, to the extent needed to ensure that the total interest (including previous Excess Interest Credits) credited to the Certificate Value equals the total interest or Index Increases ever credited to the Certificate Owner's Account Value. Interest amounts credited to the Certificate Value will earn interest in subsequent Certificate Years.


The Certificate Value would be used to calculate benefits if, for example, the Index were to remain level or decline for several years and accordingly, Index Increases were not credited to an Indexed Account. In such a circumstance, while the value of the Indexed Account would not decline, the Certificate Value might rise above the value of the Indexed Account, as a result of the 3% annual interest credited to Certificate Value.

8. Transfer of Values

The Certificate Owner may transfer the entire Account Value from an Interest or Indexed Account to another Interest or Indexed Account, subject to the following:

 (a) the transfer must be by Written Request or telephone before the Income
     Date;

 (b) the number of transfers may not exceed any limit Keyport may set for a specified time period; currently, Keyport does not limit the number of permissible transfers in a single Certificate Year;

 (c) the Indexed Account Value may only be transferred during the first ten
     (10) calendar days after the end of each full Term;

 (d) the Interest Account Value may be transferred at any time before the Income Date;

 (e) the amount transferred shall equal the total Account Value, with a Market Value Adjustment (if any); partial transfers are not permitted;

 (f) no Market Value Adjustment shall apply to a transfer (i) from an Account with a Term of less than three (3) years, (ii) in the final year of a Term of three (3) or more years to an Account with a Term of three (3) or more years, or (iii) within the first ten (10) calendar days after the end of each full Term; and

 (g) for transfers not made within the first ten calendar days of a Term, the Term of the new Account cannot be less than the remaining number of Account Years (rounded up) in the Term of the Account from which the transfer is being made; and

 (h) the Term of the new Account cannot be longer than the number of years remaining until the Income Date.

While no charge currently applies to transfers, Keyport reserves the right to charge $25 per transfer if a Certificate Owner makes more than 4 transfers in a single Certificate Year. Keyport reserves the right, at any time and without prior notice, to terminate, modify, or suspend the transfer privileges described above.

9. Surrenders

   (a) General

A Certificate Owner may make a full or partial surrender of a Certificate Owner's Account at any time prior to the Income Date while it is In Force, subject to specified charges and conditions described below. Partial surrenders may only be made if:


  (i) the surrender request is at least $250, unless the partial surrender is made pursuant to Keyport's systematic withdrawal plan, in which case the minimum withdrawal is $100; and


 (ii) the remaining Account Value after the partial surrender has been made is at least $2500.

Keyport reserves the right to change the minimums described above.

The net amount paid upon partial or total surrender will reflect the deduction of any applicable Surrender Charge and any Market Value Adjustment, calculated as described below. Therefore, the amount actually received by a Certificate Owner may be greater than or less than the amount subtracted from Account Value as a result of the surrender. As described below, certain partial surrenders are not subject to a Surrender Charge and/or Market Value Adjustment.

If after complying with a request for a partial surrender there would be insufficient Account Value to keep the Certificate In Force, Keyport will treat the request as a request to surrender only the excess amount over $2500.

   (b) Systematic Withdrawal Program

To the extent permitted by law, Keyport will make monthly, quarterly, semi-annual, or annual distributions of interest credited to an Interest Account to a Certificate Owner that has enrolled in the Systematic Withdrawal Program (the "Program"). Under the Program, all distributions will be made directly to the Certificate Owner and will be treated for federal tax purposes as any other withdrawal or distribution of Account Value. (See "Tax Considerations".) The selected frequency of payment may not result in a payment of less than $100 per payment. Systematic withdrawals may not be made from an Indexed Account. Distributions under the Systematic Withdrawal Program are not subject to Surrender Charges or Market Value Adjustments.

   (c) Surrender Procedures and Determination of
       Surrender Value

       1. Partial Surrenders

At any time prior to the Income Date, a Certificate Owner may request by Written Request a partial surrender. The surrender amount paid to the Certificate Owner will be the gross surrender amount increased or decreased by any applicable Market Value Adjustment and decreased by any applicable Surrender Charge. Both the Surrender Charge and the Market Value Adjustment are calculated based on the gross surrender amount. Thus, for example, if the gross surrender amount were $10,000, the Surrender Charge and the Market Value Adjustment were each 5%, and the Free Withdrawal Amount did not apply, the Surrender Charge and the Market Value Adjustment would each be 5% of $10,000, for a net surrender payment to the Certificate Owner of $9,000 ($10,000 - $500 - $500). Keyport will attempt to honor requests for a net partial surrender of a specific amount. If a Market Value Adjustment applies, however, the amount actually paid by Keyport may be more or less than the amount requested, because of computational rounding. The total amount deducted from the Account Value upon a partial surrender will be the gross surrender amount (prior to the application of any Market Value Adjustment) and any applicable Surrender Charge.

       2. Total Surrenders

The Certificate Owner may make a total surrender by Written Request. Surrendering the Certificate will end it.

The surrender value will be determined as of the date that Keyport receives the Written Request for surrender. Keyport will pay the Certificate Owner the Certificate Withdrawal Value, which is the greater of: (a) the Account Value (with any applicable Market Value Adjustment applied), less any applicable Surrender Charge; or (b) the Certificate Value, adjusted by the ratio of the Account Value (with any applicable Market Value Adjustment applied) to the unadjusted Account Value. In addition, Keyport will deduct any premium taxes not previously paid.

For any total surrender made after the first Certificate Year, the Certificate Owner may receive the surrender benefit under an Annuity Option rather than in a lump sum.

Keyport will, upon request, inform a Certificate Owner of the amount payable upon a full or partial surrender. Any full or partial surrender may, in addition to certain Certificate charges and adjustments, be subject to tax. (See "Tax Considerations".)

    (d) Risk

The interest and Index Increases credited to a Certificate Owner's Account are based on guarantees made by Keyport. The initial and subsequent Guaranteed Interest Rates and Guaranteed Interest Rate Factors apply to the original principal sum and reinvested earnings.

AN INHERENT RISK IS THAT IN THE EVENT OF A SURRENDER PRIOR TO THE END OF THE APPLICABLE TERM, THE MARKET VALUE ADJUSTMENT MIGHT CAUSE A REDUCTION IN THE CERTIFICATE OWNER'S ACCOUNT VALUE. (See "Market Value Adjustment".)

    (e) Payment Upon Partial or Total Surrender

Keyport may defer payment of any partial or total surrender for a period not exceeding six (6) months from the date of receipt of a notice of surrender by a Certificate Owner, or the period permitted by state insurance law, if less. Only under highly unusual circumstances will a surrender payment be deferred more than thirty (30) days. While all circumstances under which deferral of payment might be involved upon surrender may not be foreseeable at this time, such circumstances could include, for example, a time of an unusually high number of surrenders by Certificate Owners, accompanied by a radical shift in interest rates. If Keyport decides to withhold payment for more than thirty
(30) days, a Certificate Owner will be notified in writing of such decision.

10. Deductions

    (a)  Surrender Charge

No sales charge is deducted from the Single Premium when received. Except as provided below, however, a Surrender Charge will be deducted for any partial or total surrender, other than partial or total surrenders effective within the first thirty (30) calendar days after the end of any full Term or during the Certificate Year preceding the Income Date.

The amount of any Surrender Charge is computed as a percentage of the gross surrender amount in excess of the Free Withdrawal Amount, adjusted as described below. A portion of the first partial surrender in a particular Certificate Year, not exceeding the Free Withdrawal Amount, may be made free of any Surrender Charge. The Free Withdrawal Amount is equal to the sum of any interest or Index Increases earned by and credited to the Certificate Owner's Account Value in the prior year (measured from the date of the surrender to that same date in the prior calendar year) up to the sum of any such amounts earned and credited since the most recent partial surrender, if any, during that prior year. The portion of the first partial surrender in excess of the Free Withdrawal Amount (if any), and any subsequent partial surrender in the same Certificate Year, will be subject to a Surrender Charge.

As to total surrenders, if no partial surrender was made in the same Certificate Year, only the portion of the gross surrender amount in excess of the Free Withdrawal Amount is subject to a Surrender Charge. Otherwise, the total amount surrendered is subject to a Surrender Charge.

The amount of the Surrender Charge depends on the number of Account Years (rounded up) remaining until the end of the Term of the Account from which the partial surrender is withdrawn. The amount of the Surrender Charge will be equal to (a) multiplied by (b), where:

 (a) is the amount of the partial surrender request, less the Free Withdrawal Amount (if applicable); and

 (b) is the applicable percentage from the Certificate Schedule, depending on the number of Account Years (rounded up) remaining until the end of the Term.

After each surrender, Keyport also will adjust its records to reflect appropriate deductions from the Account Value and the Certificate Value.

The chart below indicates the Surrender Charge percentage that will be applied while the specified number of years are remaining:


                                  Term (Length in Years)
    Account
     Years
   Remaining      10      9      8       7      6       5      4       3      2       1
 -------------- ------  ------ ------  ------ ------  ------  ------ ------  -------------
 1                0%      0%     0%      1%     1%      1%     1%      1%     1%      1%
 2                0       0      1       2      2       2      2       2      2
 3                0       1      2       3      3       3      3       3
 4                1       2      3       4      4       4      4
 5                2       3      4       5      5       5
 6                3       4      5       6      6
 7                4       5      6       7
 8                5       6      7
 9                6       7
10                7

Keyport reserves the right to increase or decrease the amount of this charge, and the period of time for which it will apply, on new Certificates up to a maximum of 7% and ten years. Currently, the charge is 7%. If such amounts are ever increased, the increase will only apply to new Certificates issued after full disclosure to prospective new Certificate Owners or to existing Certificate Owners purchasing additional Certificates.

The Surrender Charge will apply to a full or partial surrender, in each Term of a Certificate. In other words, a Surrender Charge may be payable in Terms after the first, irrespective of how many Account Years have elapsed. Also, any surrender may, in addition to certain Certificate charges and adjustments, be subject to tax. (See "Tax Considerations".)

Illustrative examples of how the Surrender Charge is determined are set forth in Appendix B.

   (b) Market Value Adjustment

The amount payable upon a surrender prior to the Income Date, upon a transfer, or upon application of Account Value to an Annuity Option may be adjusted up or down by the application of a Market Value Adjustment. The Market Value Adjustment reflects the relative difference between (a) the current Treasury Rate for a period of time equivalent to the remaining duration of the current Term; and (b) the Treasury Rate at the beginning of the Term for a period of time equal to the full duration of the Term.

More specifically, the amount payable upon a partial or total surrender of, or upon application of Account Value to an Annuity Option from, an Account with a Term of three (3) years or more may be adjusted up or down by the application of the Market Value Adjustment. No Market Value Adjustment will apply to a partial or total surrender or the application of Account Value to an Annuity Option within the first thirty (30) calendar days after the end of any full Term. Where applicable, the Market Value Adjustment upon a surrender is calculated based on the gross surrender amount before the deduction of any applicable Surrender Charge.

A Market Value Adjustment also applies to any transfer from an Account with a Term of three (3) years or more, unless the effective date of the transfer is: (a) within the final Account Year of the Term and the transfer is to an Account with a Term of three (3) years or more; or (b) within the first ten
(10) calendar days after the end of any full Term. Where applicable, the Market Value Adjustment upon transfer is calculated based on the Account Value. In addition, as described above, a Market Value Adjustment in connection with a transfer also will result in an adjustment to Certificate Value. (See "Certificate Value".)

The formula for calculating the Market Value Adjustment is set forth in Appendix B to this prospectus. If there has not previously been a partial surrender in the Certificate Year or a transaction subject to a Market Value Adjustment, an amount not exceeding the Free Withdrawal Amount will be subtracted from the amount used to calculate the Market Value Adjustment. Otherwise, the gross amount surrendered, transferred, or applied to an Annuity Option is used as the basis to calculate the applicable Market Value Adjustment.

The Market Value Adjustment for Indexed Accounts includes a Scaling Factor. A Certificate Owner will know the Scaling Factor for all Indexed Account Terms at the time of the initial purchase. Different Scaling Factors may be established for Terms of different durations. Keyport may change the Scaling Factors from time to time for new Certificates issued after the time of the change. The Scaling Factors will never be greater than one. Where a Scaling Factor is less than one, the Scaling Factor will reduce the positive or negative amount of any Market Value Adjustment. The Scaling Factors are shown on the Certificate Schedule and are guaranteed for the life of the Certificate. The Market Value Adjustment for Interest Accounts will not include a Scaling Factor.

Because the Market Value Adjustment is based on changes in the yields on U.S. Treasury securities, the effect of the Market Value Adjustment will be closely related to the levels of such yields. It is possible, therefore, that, should such yields increase significantly from the time of purchase of a Certificate, coupled with any applicable Surrender Charge, the amount a Certificate Owner would receive upon a total surrender could be less than the Single Premium.

Illustrative examples of how the Market Value Adjustment is determined are set forth in Appendix B.

UPON REQUEST, KEYPORT WILL FURNISH A CERTIFICATE OWNER WITH ILLUSTRATIONS OF THE EFFECT OF THE MARKET VALUE ADJUSTMENT ON A CERTIFICATE OWNER'S ACCOUNT VALUE IF ALL OR ANY PART OF THE CERTIFICATE OWNER'S ACCOUNT VALUE IS SURRENDERED PRIOR TO THE END OF A TERM.

11. Premium Taxes

Keyport will deduct the amount of any premium taxes levied by any state or governmental entity when the premium tax is incurred, unless Keyport elects to defer such deduction until the time of surrender or the Income Date. It is not possible to describe precisely the amount of premium tax payable on any transaction involving a Certificate. Such premium taxes depend, among other things, on the type of Certificate (Qualified or Non-Qualified), on the state of residence of the Certificate Owner, the state of residence of the Annuitant, the status of Keyport within such states, and the insurance tax laws of such states. Currently such premium taxes range from 0% to 5.0%. For a schedule of such taxes, see Appendix C of this Prospectus.

12. Death Provisions

These provisions do not apply to Non-Allocated Contracts. In Non-Allocated Contracts, Annuitants or payees are unknown until the Contract Owner requests that an annuity be effected.

    (a) Non-Qualified Certificates

Death of Certificate Owner, Joint Certificate Owner or Certain
Non-Certificate Owner Annuitants--These provisions apply if, before the Income Date while the Certificate is In Force, the Certificate Owner or any Joint Certificate Owner dies (whether or not the decedent is also the Annuitant) or the

Annuitant dies under a Certificate with a non-natural Certificate Owner such as a trust. The Designated Beneficiary will control the Certificate Owner's Account after such a death.

If the decedent was the Certificate Owner or the Annuitant (if the Certificate Owner is not a natural person), the Designated Beneficiary may surrender the Certificate Owner's Account within ninety (90) days of the date of death for the death benefit on the date of surrender. The death benefit is the greatest of: (a) the Account Value; (b) the Certificate Value; or (c) the Certificate Withdrawal Value. For a surrender after ninety (90) days and for a surrender following the death of a Joint Certificate Owner, the Certificate Withdrawal Value is payable instead. If the Certificate Owner's Account is not surrendered, it will continue for the time period specified below.

If the decedent's surviving spouse (if any) is the sole Designated Beneficiary, the surviving spouse will automatically become the new sole Certificate Owner as of the Certificate Owner's or the Joint Certificate Owner's date of death. And, if the decedent is the Annuitant, the new Annuitant will be any living Contingent Annuitant named in the Enrollment Form, otherwise the surviving spouse. The Certificate Owner's Account can continue until another death occurs (i.e., until the death of the Certificate Owner or Joint Certificate Owner). Except for this paragraph, all of "Death Provisions" will apply to that subsequent death.

In all other cases, the Certificate Owner's Account can continue for up to five years from the date of death. During this period, the Designated Beneficiary may exercise all ownership rights, including the right to make transfers or partial surrenders or the right to totally surrender the Certificate pursuant to the surrender provisions of the Certificate. If the Certificate Owner's Account continues to the end of the five-year period, Keyport will automatically end it then by paying to the Designated Beneficiary the Certificate Withdrawal Value, without the deduction of any applicable Surrender Charge. If the Designated Beneficiary is not alive then, Keyport will pay any Person(s) previously named by the Designated Beneficiary in a Written Request, otherwise the Designated Beneficiary's estate.

Payment of Benefits--Instead of receiving a lump sum, the Certificate Owner or any Designated Beneficiary may direct by Written Request that Keyport pay any benefit of $5,000 or more under an Annuity Option that meets the following requirements: (a) the first payment to the Designated Beneficiary must be made no later than one year after the date of death; (b) payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy; and (c) any Annuity Option that provides for payments to continue after the death of the Designated Beneficiary will not permit the successor payee to extend the period of time over which the remaining payments are to be made. The Certificate Owner may also direct that any benefit payable to a Designated Beneficiary be paid under an Annuity Option meeting these same requirements.

Death of Certain Non-Certificate Owner Annuitants--These provisions apply if, before the Income Date while the Certificate is In Force, (a) the Annuitant dies, (b) the Annuitant is not a Certificate Owner, and (c) the Certificate Owner is a natural person. The Certificate will continue after the Annuitant's death. The new Annuitant will be any living Contingent Annuitant, otherwise the Certificate Owner.

    (b) Qualified Certificates


Death of Annuitant--If the Annuitant dies while the Certificate is In Force, the Designated Beneficiary will control the Certificate after such a death. The Designated Beneficiary may surrender the Certificate Owner's Account within ninety (90) days of the date of death for the death benefit on the date of surrender, calculated as described above. For a surrender after ninety (90) days, the Certificate Withdrawal Value is payable instead.


If the Certificate Owner's Account is not surrendered, it can continue for the time period permitted by the Internal Revenue Code provisions applicable to the particular Qualified Plan. During this period, the Designated Beneficiary may exercise all ownership rights, including the right to make partial surrenders or the right to totally surrender the Certificate pursuant to the surrender provisions of the Certificate. If the Certificate Owner's Account continues to the end of the period, Keyport will automatically end it then by paying to the Designated Beneficiary the Certificate Withdrawal Value. If the Designated Beneficiary is not alive then, Keyport will pay any Person(s) named by the Designated Beneficiary in a Written Request; otherwise the Designated Beneficiary's estate.

Payment of Benefits--Instead of receiving a lump sum, the Certificate Owner or any Designated Beneficiary may, by Written Request, direct that Keyport pay any benefit or $5,000 or more under an Annuity Option that meets the following: (a) the first payment to the Designated Beneficiary must be made no later than one year after the date of death; (b) payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy; and (c) any payment option that provides for payments to continue after the death of the Designated Beneficiary will not permit the successor payee to extend the period of time over which the remaining payments are to be made. The Certificate Owner may also direct that any benefit payable to a Designated Beneficiary be paid under an Annuity Option meeting these same requirements.

D. ANNUITY PERIOD PROVISIONS

   1. Annuity Benefits

If the Annuitant is alive on the Income Date and the Certificate is In Force, payments will begin under the payment option or options the Certificate Owner has chosen. The amount of the payments will be determined by applying the Annuity Value (less any premium taxes not previously deducted) on the Income Date in accordance with the option selected. The Annuity Value is the greater of (a) the Account Value after application of any applicable Market Value Adjustment, or (b) the Certificate Value, adjusted to reflect the ratio of the Account Value (after application of the Market Value Adjustment) to the unadjusted Account Value.

   2. The Income Date and Form of Annuity

The Income Date is shown on the Certificate Schedule. The Income Date is the later of the end of the Certificate Year in which the Annuitant's 85th birthday occurs or the end of the 10th Certificate Year.

Under Allocated Contracts, a Certificate Owner may elect, at least thirty
(30) days prior to the Income Date, to have the Annuity Value applied on the Income Date under any of the Annuity Options described below. In the absence of such election, the Annuity Value will be applied on the Income Date under Option 2 to provide a monthly life annuity with ten (10) years of payments guaranteed.


If a Contract is issued on a Non-Allocated basis, a Contract Owner may request that a portion of the Account Value, as modified by any applicable Surrender Charge and Market Value Adjustment, be applied under an Annuity Option for a participant in that Contract Owner's plan. Keyport will then issue a Certificate for such participant (who is also the Annuitant) and begin annuity payments as directed by the Contract Owner.


No surrenders may occur after the Income Date. Other special rules may apply to qualified retirement plans. (See "Qualified Plans".)

   3. Change of Annuity Option

A Certificate Owner may change the Annuity Option from time to time, but such change must be made by Written Request and received by Keyport at least thirty (30) days prior to the scheduled Income Date.

   4. Annuity Options

                  Option 1--Income for a Fixed Number of Years

Keyport will pay an annuity for a chosen number of years, not less than five
(5) nor over thirty (30). If, at the death of the payee, Option 1 payments have been made for less than the chosen number of years:

(a) payments will be continued during the remainder of the period to the successor payee; or


(b) that successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this option.


                 Option 2--Life Income with 10 Years Guaranteed

Keyport will pay an annuity during the lifetime of the payee. If, at the death of the payee, payments have been made for less than ten (10) years:

(a) payments will be continued during the remainder of the 10 year period to the successor payee; or

(b) the successor payee may elect to receive in a lump sum the present value of the remaining certain payments, commuted at the interest rate used to create the annuity factor for this option.

The amount of the annuity payments will depend on the age of the payee at the time annuity payments are to begin and it may also depend on the payee's sex.

                  Option 3--Joint and Last Survivorship Income

Keyport will pay an annuity for as long as either the payee or a designated second natural person is alive. The amount of the annuity payments will depend on the age of both persons at the time annuity payments are to begin and it may also depend on each person's sex. IT IS POSSIBLE UNDER THIS OPTION TO RECEIVE ONLY ONE ANNUITY PAYMENT IF BOTH PAYEES DIE AFTER THE RECEIPT OF THE FIRST PAYMENT OR TO RECEIVE ONLY TWO ANNUITY PAYMENTS IF BOTH PAYEES DIE AFTER RECEIPT OF THE SECOND PAYMENT AND SO ON.

                            Other Annuity Options

Other options may be arranged with the mutual consent of a Certificate Owner and Keyport.

   5. Frequency and Amount of Payments

Payments will normally be paid as monthly installments. However, if the net amount available to apply under any Annuity Option is less than $5,000, Keyport has the right to pay such amount in one lump sum in lieu of the payment otherwise provided for. In addition, if the payments provided for would be or become less than $100, Keyport shall have the right to change the frequency of payments to such intervals as will result in payments of at least $100.

   6. Proof of Age, Sex, and Survival of Annuitant

Keyport may require proof of age, sex, or survival of any payee upon whose age, sex or survival payments depend. If the age or sex has been misstated, Keyport will compute the amount payable based on the correct age and sex. If income payments have begun, any underpayment Keyport may have made will be paid in full with the next annuity payment. Any overpayment, unless repaid in one sum, will be deducted from future annuity payments until Keyport is repaid in full.

                            INVESTMENTS BY KEYPORT

Assets of Keyport must be invested in accordance with the requirements established by applicable state laws regarding the nature and quality of investments that may be made by the general accounts and separate accounts of life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. (See page 24 for further information on the investments of Keyport.)

All of Keyport's general account assets, the assets of Separate Account C, and the assets of certain other separate accounts will be available to fund a Certificate Owner's claims under a Certificate.

In establishing the Guaranteed Interest Rates and Guaranteed Interest Rate Factors under the Certificates, Keyport intends to take into account, among other factors, the yields available on the instruments in which it intends to invest the proceeds from the Certificates. (See "Establishment of Guaranteed Interest Rates and Guaranteed Interest Rate Factors", page 10.) Keyport's obligations and the values and benefits under the Certificates, however, do not vary as a function of the returns on the instruments in which Keyport will have invested the proceeds from the Certificates.

Keyport's investment strategy with respect to the proceeds attributable to Certificates will generally be to invest in debt securities which it will use to match its liabilities with respect to the Terms to which the proceeds are allocated. This will be done, in Keyport's sole discretion, by investing in any type of investment which it is authorized under state law to invest in. Keyport expects to invest a substantial portion of the premiums received in securities issued by the United States Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the United States Government. This could include T-Bills, Notes, Bonds, Zero Coupon Securities and Mortgage Pass-Through Certificates including Government National Mortgage Association backed securities (GNMA Certificates), Federal National Mortgage Association Guaranteed Pass-Through Certificates (FNMA Certificates) and Federal Home Loan Mortgage Corporation Mortgage Participation Certificates (FHLMC Certificates), and others.

In addition, Keyport may invest its assets in various instruments, including equity options, futures, forwards, and other instruments based on the Index, in order to hedge Keyport's obligations with respect to Indexed Accounts. Keyport may also buy and sell interest rate swaps and caps, Treasury bond futures, and other instruments to hedge its exposure to changes in interest rates. These derivative instruments will be purchased from counterparties which conform to Keyport's Policies and Guidelines regarding derivative instruments. Investments in these instruments generally involve the following types of risks: in the case of over-the-counter options and forward contracts, there is no guarantee these markets will exist for these investments when Keyport wants to close out a position; futures exchange may impose trading limits which may inhibit Keyport's ability to close out positions in exchange-listed instruments; and if Keyport has an open position with a dealer that becomes insolvent, Keyport may experience a loss.

While the foregoing generally describes Keyport's investment strategy with respect to the proceeds attributable to the Certificates, Keyport is not obligated to invest assets, including the proceeds attributable to the Certificates, according to any particular strategy except as may be required by Rhode Island and other state insurance laws.

                             THE SEPARATE ACCOUNT

Separate Account C is a nonunitized separate account organized under and governed by the laws of the State of Rhode Island, Keyport's state of domicile. The Separate Account consists of assets set aside by Keyport, which are kept separate from Keyport's general assets and all other separate account assets Keyport maintains. Keyport owns the assets of the Separate Account. Subject to applicable law, Keyport has sole discretion over investment of assets in the Separate Account.

Keyport may transfer to its General Account assets which exceed the reserves and other liabilities of the Separate Account. Income and realized and unrealized gains or losses from assets in the Separate Account are credited to or charged against the account without regard to other income, gains or losses in Keyport's other investment accounts.

Keyport's obligations under (and the values and benefits under) the Certificates do not vary as a function of the investment performance of the Separate Account. Certificate Owners, Beneficiaries and payees with rights under a Certificate do not participate in the investment gains or losses of the assets of the Separate Account. Keyport retains the risk that the value of the assets in the Separate Account may fall below the reserves and other liabilities that it must maintain in connection with its obligations under the Certificates. In such an event, Keyport will transfer assets from its General Account to the Separate Account to make up the difference.

The Separate Account is not registered as an investment company under the Investment Company Act of 1940.

                          AMENDMENT OF CERTIFICATES

Keyport reserves the right to amend the Group Contracts and Certificate to meet the requirements of any applicable federal or state laws or regulations. Keyport will notify the Certificate Owners in writing of any such amendments.

                          ASSIGNMENT OF CERTIFICATES

A Certificate Owner may assign a Certificate at any time, as permitted by applicable law. A copy of any assignment must be filed with Keyport. An assignment will not be binding upon Keyport until it receives a written copy. The Certificate Owner's rights and those of any revocably-named person will be subject to the assignment. Any Qualified Certificate may have limita-tions on assignability. Keyport assumes no responsibility for the validity or effect of any assignment.

Because an assignment may be a taxable event, a Certificate Owner should consult a competent tax adviser as to the tax consequences resulting from any assignment.

                  DISTRIBUTION OF CONTRACTS AND CERTIFICATES

Keyport Financial Services Corp. ("KFSC") serves as the Principal Underwriter for the Contracts and the Certificates described in this prospectus. The Certificate will be sold by salespersons who represent Keyport Life Insurance Company (KFSC's corporate parent) as insurance agents and who are registered representatives of broker-dealers who have entered into distribution agreements with KFSC. KFSC is a wholly-owned subsidiary of Keyport and is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 ("Exchange Act") as a broker-dealer. KFSC is a member of the National Association of Securities Dealers, Inc. ("NASD"). It is located at 125 High Street, Boston, Massachusetts 02110.

Keyport will pay a maximum commission to broker-dealers of 5.25% of the Single Premium, and may pay a reduced commission at the start of each Term after the first.

                              TAX CONSIDERATIONS

A. General

SINCE THE LAW IS COMPLICATED AND SINCE TAX CONSEQUENCES WILL VARY ACCORDING TO THE ACTUAL STATUS OF THE CONTRACT OWNER OR CERTIFICATE OWNER INVOLVED, LEGAL AND TAX ADVICE MAY BE NEEDED BY A PERSON, EMPLOYER, OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A CONTRACT OR CERTIFICATE DESCRIBED IN THIS PROSPECTUS.

It should be understood that any detailed description of the tax consequences regarding the purchase of a Contract or Certificate cannot be made in this prospectus and that special tax rules may be applicable with respect to certain purchase situations not discussed herein. In addition, no attempt is made to consider any applicable state or other tax laws. For detailed information, a competent tax adviser should always be consulted.

This discussion is based upon Keyport's understanding of Federal income tax laws as they are currently interpreted. The United States Congress has in the past and may in the future consider legislation that, if enacted, could adversely affect the tax treatment of annuity contracts, including distributions and undistributed appreciation. There is no way of predicting whether, when or in what form Congress will enact legislation affecting annuity contracts. Any such legislation could have retroactive effect regardless of the date of enactment. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

B. Taxation of Keyport

Keyport is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code ("Code"). The assets underlying the Certificates will be owned by Keyport. Any income earned on those assets will be Keyport's income.

C. Taxation of Annuities in General

   1. General

Section 72 of the Internal Revenue Code governs the taxation of annuities in general. A Certificate Owner is not taxed on increases in Account Value until a distribution occurs, either in the form of a lump sum payment (full or partial surrender of the Account), an assignment or gift of the Certificate, or as annuity payments. The provisions of Section 72 of the Code concerning distributions are briefly summarized below.

   2. Surrenders, Assignments, and Gifts

A Certificate Owner who fully surrenders his or her Certificate is taxed on the portion of the payment that exceeds his or her cost basis in the Certificate. For Non-Qualified Certificates, the cost basis is generally the amount of the Single Premium and the taxable portion of the surrender payment is taxed as ordinary income. For Qualified Certificates, the cost basis is generally zero and the taxable portion of the surrender payment is generally taxed as ordinary income subject to special 5-year income averaging. A Designated Beneficiary receiving a lump sum surrender benefit after the death of the Annuitant or Certificate Owner is taxed on the portion of the amount that exceeds the Certificate Owner's cost basis in the Certificate. If the Designated Beneficiary elects to receive annuity payments within sixty (60) days of the decedent's death, different tax rules apply. See "Annuity Payments" below.

Partial surrenders received under Non-Qualified Certificates prior to the Income Date are first included in gross income to the extent the Account Value (plus or minus any Market Value Adjustment that would apply to the Account Value assuming it were totally surrendered) exceeds the Single Premium. Then, to the extent the Account Value (plus or minus any Market Value Adjustment that would apply to the Account Value assuming it were totally surrendered) does not exceed the Single Premium, such surrenders are treated as a non-taxable return of principal to the Certificate Owner. For partial surrenders under a Qualified Certificate, payments are treated first as a non-taxable return of principal up to the cost basis and then a taxable return of income. Since the cost basis of Qualified Certificates is generally zero, partial surrender amounts will generally be fully taxed as ordinary income.

A Certificate Owner who assigns or pledges a Non-Qualified Certificate is treated as if he or she had received the amount assigned or pledged and thus is subject to taxation under the rules applicable to surrenders. A Certificate Owner who gives away the Certificate (i.e., transfers it without full and adequate consideration) to anyone other than his or her spouse is treated for income tax purposes as if he or she had fully surrendered the Certificate.

A special computational rule applies if Keyport issues to the Certificate Owner, during any calendar year, (a) two or more Certificates or (b) one or more Certificates and one or more of Keyport's other annuity contracts. Under this rule, the amount of any distribution includable in the Certificate Owner's gross income is to be determined under Section 72(e) of the Code by treating all the Keyport contracts as one contract. Keyport believes that this means the amount of any distribution under one Certificate will be includable in gross income to the extent that at the time of distribution the sum of the values for all the Certificates or contracts exceeds the sum of the cost bases for all the contracts. The discussion in this paragraph applies to "laddered" Certificates, which are multiple Certificates with different Term lengths that are purchased during one calendar year under Allocated Contracts.

   3. Annuity Payments

The non-taxable portion of each annuity payment is determined by an "exclusion ratio" formula which establishes the ratio that the cost basis of the Certificate bears to the total expected value of annuity payments for the term of the annuity. The remaining portion of each payment is taxable. Such taxable portion is taxed at ordinary income rates. For Qualified Certificates, the cost basis is generally zero. With annuity payments based on life contingencies, the payments will become fully taxable once the payee lives longer than the life expectancy used to calculate the non-taxable portion of the prior payments.

   4. Penalty Tax

Payments received by Certificate Owners, Annuitants, and Designated Beneficiaries under Certificates may be subject to both ordinary income taxes and a penalty tax equal to 10% of the amount received that is includable in income. The penalty tax is not imposed on amounts received: (a) after the taxpayer attains age 59-1/2; (b) in a series of substantially equal payments made for life or life expectancy; (c) after the death of the Certificate Owner (or, where the Certificate Owner is not a human being, after the death of the Annuitant); (d) if the taxpayer becomes totally and permanently disabled; or (e) under a Non-Qualified Certificate's annuity payment option that provides for a series of substantially equal payments, provided the Certificate is not issued as a result of a Section 1035 exchange and the first annuity payment begins in the first Certificate Year.

   5. Income Tax Withholding

Keyport is required to withhold federal income taxes on taxable amounts paid under Certificates unless the recipient elects not to have withholding apply. Keyport will notify recipients of their right to elect not to have withholding apply. See "Tax-Sheltered Annuities" ("TSAs"), for an alternative type of withholding that may apply to distributions from TSAs that are eligible for rollover to another TSA or an individual retirement annuity or account ("IRA").

   6. Section 1035 Exchanges

A Non-Qualified Certificate may be purchased with proceeds from the surrender of an existing annuity contract. Such a transaction may qualify as a tax-free exchange pursuant to Section 1035 of the Code. It is Keyport's understanding that in such an event: (a) the new Certificate will be subject to the distribution-at-death rules described in "Death Provisions for Non-Qualified Certificates"; (b) purchase payments made between 8/14/82 and 1/18/85 and the income allocable to them will, following an exchange, no longer be covered by a "grandfathered" exception to the penalty tax for a distribution of income that is allocable to an investment made over ten years prior to the distribution; and (c) purchase payments made before 8/14/82 and the income allocable to them will, following an exchange, continue to receive the following "grandfathered" tax treatment under prior law: (i) the penalty tax does not apply to any distribution; (ii) partial surrenders are treated first as a non-taxable return of principal and then a taxable return of income; and
(iii) assignments are not treated as surrenders subject to taxation. Keyport's understanding of the above is principally based on legislative reports prepared by the Staff of the Congressional Joint Committee on Taxation.

D. QUALIFIED PLANS

The Certificate is designed for use with several types of Qualified Plans. The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. Therefore, no attempt is made herein to provide more than general information about the use of the Certificate with the various types of Qualified Plans. Participants under such Qualified Plans as well as Certificate Owners, Annuitants, and Designated Beneficiaries are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves regardless of the terms and conditions of the Certificate issued in connection therewith. Following are brief descriptions of the various types of Qualified Plans and of the use of the Certificate in connection therewith. Purchasers of the Certificate should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Certificate with that Plan.

   1. Tax-Sheltered Annuities

Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain contribution limitations, exclude the amount of premium payments from gross income for tax purposes. However, such premium payments may be subject to Social Security ("FICA") taxes. This type of annuity contract is commonly referred to as a "Tax-Sheltered Annuity".

Section 403(b)(11) of the Code contains distribution restrictions. Specifically, benefits may be paid, through surrender of the Certificate or otherwise, only (a) when the employee attains age 59-1/2, separates from service, dies or becomes totally and permanently disabled (within the meaning of Section 72(m)(7) of the Code) or (b) in the case of hardship. A hardship distribution must be of employee contributions only and not of any income attributable to such contributions. Section 403(b)(11) does not apply to distributions attributable to assets held as of December 31, 1988. Thus, it appears that the law's restrictions would apply only to distributions attributable to contributions made after 1988, to earnings on those contributions, and to earnings on amounts held as of 12/31/88. The Internal Revenue Service has indicated that the distribution restrictions of Section 403(b)(11) are not applicable when TSA funds are being transferred tax-free directly to another TSA issuer, provided the transferred funds continue to be subject to the Section 403(b)(11) distribution restrictions.

Keyport will notify a Certificate Owner who has requested a distribution from a Certificate if all or part of such distribution is eligible for rollover to another TSA or to an IRA. Any amount eligible for rollover treatment will be subject to mandatory federal income tax withholding at a 20% rate if the Certificate Owner receives the amount rather than directing Keyport by Written Request to transfer the amount as a direct rollover to another TSA or IRA.

   2. Individual Retirement Annuities

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity." These Individual Retirement Annuities are subject to limitations on the amount which may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, distributions from certain types of Qualified Plans may be placed on a tax-deferred basis into an Individual Retirement Annuity.

   3. Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Certificate to provide benefits under the plans.

                                 THE COMPANY

A. Business

Keyport was incorporated in Rhode Island in 1957 as a stock life insurance company. Its executive and administrative offices are located at 125 High Street, Boston, Massachusetts 02110, and its home office is at 235 Promenade Street, Providence, Rhode Island 02903.

Keyport is a wholly-owned subsidiary of Liberty Financial Companies, Inc., ("Liberty Financial") which is a publicly traded holding company and a majority-owned subsidiary of LFC Holdings, Inc., which is an indirect wholly-owned subsidiary of Liberty Mutual Insurance Company ("Liberty"), a multi-line insurance company. Liberty acquired all of the capital stock of Keyport from the Travelers Insurance Company on December 13, 1988.

Keyport writes individual life insurance and individual and group annuity contracts on a non-participating basis. Keyport is licensed to do business in all states except New York and is also licensed in the District of Columbia and the Virgin Islands. Keyport has been rated A+ (Superior) by A.M. Best and Company ("Best"), independent analysts of the insurance industry. Keyport has been rated A+ each year since 1976, the first year Keyport was subject to Best's alphabetic rating system. Standard & Poor's ("S&P") has rated Keyport AA- for excellent financial security, Moody's Investor Services ("Moody's") has rated Keyport A1 for good financial strength and Duff & Phelps has rated Keyport AA- for very high claims paying ability. The Best's A+ rating is in the highest rating category, which also includes A++. S&P and Duff & Phelps have one rating category above AA and Moody's has two rating categories above
A. The Moody's "1" modifier signifies that Keyport is at the higher end of the A category while the S&P and Duff & Phelps "-" modifier signifies that Keyport is at the lower end of the AA category. These ratings merely reflect the opinion of the rating company as to the relative financial strength of Keyport and Keyport's ability to meet its contractual obligations to its policyholders.

B. Selected Financial Data

The following selected consolidated financial data for Keyport should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus.

                     SELECTED CONSOLIDATED FINANCIAL DATA
                                (in thousands)
                   As of or for the Year Ended December 31

                                   1995          1994          1993          1992          1991
                             -------------- ------------- ------------- -------------  -------------
Income Statement Data:
Revenues                       $   783,170    $   706,628   $   699,228   $  722,391    $  715,508
Benefits and Expenses              675,229        611,352       612,523      690,994       654,738
                             -------------- ------------- ------------- -------------  -------------
Income Before Federal
Income Taxes                   $   107,941    $    95,276   $    86,705   $   31,397    $   60,770
                             -------------- ------------- ------------- -------------  -------------
Net Income                     $    69,610    $    63,225   $    57,995   $   22,587    $   42,080
                             ============== ============= ============= =============  =============
Balance Sheet Data:
Total Cash and Investments     $10,922,125    $ 9,274,793   $ 8,912,526   $8,787,912    $8,018,522
Total Assets                    12,279,194     10,873,604    10,227,327    9,707,115     8,839,110
Stockholder's Equity               902,331        682,485       684,270      556,416       532,317

C. Management's Discussion and Analysis of Results of Operations and Financial Condition

   1. Overview

Keyport offers a diversified line of fixed, variable and indexed annuity products designed to serve the growing retirement savings market. These annuity products are sold through a wide ranging network of banks, agents and broker-dealers. Substantially all of Keyport's operating earnings relates to the net investment income derived from the investments which support Keyport's fixed annuity and closed block of single premium whole life insurance.

Net investment income and interest credited to policyholders are Keyport's largest revenue and expense items, respectively. The amount by which net investment income exceeds interest credited to policyholders is the "investment spread". The "investment spread percentage" is the excess of the weighted average investment yield over the weighted average interest credited rate. Net investment income is determined primarily by interest rates, the maturities of Keyport's portfolio, market conditions and the overall investment policy of Keyport. Interest credited to policyholders is determined primarily by the interest rate environment, market conditions and competitive conditions. Keyport's profitability is substantially dependent on its ability to effectively manage its investment spread. Keyport seeks to manage investment spread through, among other things, its setting of renewal rates and by investment portfolio actions, including utilizing interest rate swaps and caps designed to address the interest rate sensitivity of asset cash flows in relation to liability cash flows. See "-Liquidity and Capital Resources."

As reflected in the table below, in 1995, net investment income and interest credited increased compared to 1994, but the investment spread percentage decreased. In 1994, net investment income increased and interest credited decreased compared to 1993, and the net investment spread percentage increased.

                                   Year Ended December 31
                                 ----------------------------
                                  1995      1994      1993
                                 -------- -------- ---------
                                      ($ in millions)
Net Investment Income            $757.4    $689.6    $669.7
Interest Credited
to Policyholders                  557.2     481.9     504.2
                                 -------- -------- ---------
Investment Spread                $200.2    $207.7    $165.5
                                 ======== ======== =========
Investment Spread Percentage       1.91%     2.16%     1.81%
                                 ======== ======== =========

The investment spread percentage in 1995 decreased compared to 1994 principally as a result of an increase in the weighted average interest credited rate during the period. This increase resulted primarily from the impact of higher renewal rates set during the latter half of 1994 and early 1995 attributable to the rising interest rate environment beginning in early 1994. Although interest rates decreased significantly during 1995, the full impact of this rate decrease was not realized on interest credited since rates on policyholder liabilities are renewed continually throughout the year. Both net investment income and interest credited increased in 1995 primarily due to higher average investment and policyholder liability balances, respectively.

The investment spread percentage in 1994 increased compared to 1993 primarily as a result of a decrease in the weighted average interest credited rate during the period. Although interest rates, particularly short-term interest rates, continually increased throughout 1994, the full impact on interest credited was not realized because renewal rates are set continually throughout the year. Net investment income increased during 1994 primarily due to higher average investment balances.

   2. Results of Operations

      (a) 1995 Compared to 1994

          1. Net Income

Net income was $69.6 million in 1995 compared to $63.2 million in 1994. The higher net income in 1995 primarily reflected lower operating expenses, decreased guaranty fund expense, and reduced amortization of value of insurance in force, offset in part by lower investment spread and higher amortization of deferred policy acquisition costs.

          2. Revenues

Net investment income is derived from the investments which support Keyport's fixed annuity business and its closed block of single premium whole life insurance. Net investment income was $757.4 million during 1995 compared to $689.6 million in 1994, an increase of $67.8 million, or 9.8%. This increase in net investment income was primarily due to a higher level of portfolio assets during the period. The impact of this higher level of assets on net investment income was approximately $62.2 million. The overall portfolio yield also increased during 1995. The impact of this higher yield was approximately $5.6 million. In 1995, the overall yield on investments (the ratio of net investment income to average monthly total investments) was 7.75% compared to 7.68% in 1994.

Insurance revenues are the separate account fees earned on variable contract policyholder account balances and surrender charges on policyholder withdrawals of fixed and variable annuities. Such revenues were $29.8 million in 1995 compared to $25.3 million in 1994, an increase of $4.5 million, or 17.8%. This increase was primarily due to higher surrender charges of $2.6 million. Total fixed annuity surrenders, as a percentage of average policyholder liabilities, were approximately 9.4% in 1995 compared to 12.3% in 1994.

Net realized investment losses were $4.0 million in 1995 compared to $8.2 million in 1994. The realized losses in 1995 were primarily attributable to sales of fixed maturities during the year which were sold on the basis of relative value and credit quality and were realized primarily for tax purposes since these losses may be carried back to prior years against previously recognized capital gains. The realized losses in 1994 were primarily due to write-downs of investments whose declines in value were determined to be other than temporary.

          3. Expenses

Interest credited to policyholders is the expense Keyport incurs on its fixed annuity and whole life insurance policyholder liabilities. Interest credited was $557.2 million in 1995 compared to $481.9 million in 1994, an increase of $75.3 million or 15.6%. This increase was due to growth in policyholder liabilities and to an increase in the weighted average crediting rate on the policyholder liabilities. The increase in policyholder liabilities had the effect of increasing interest credited by $47.9 million, while the impact of the higher average crediting rate was approximately $27.4 million. The weighted average crediting rate on policyholder liabilities was 5.84% in 1995 compared to 5.54% in 1994. This increase in interest credited of $75.3 million combined with the increase in net investment income of $67.8 million discussed above resulted in a decrease in investment spread in 1995 of approximately $7.5 million and a decrease in the investment spread percentage in 1995 to 1.91% from 2.14% in 1994.

Policy benefits represent death benefits incurred in excess of policyholder account balances. Policy benefits were $4.4 million in 1995 compared to $4.8 million in 1994, a decrease of $0.4 million or 8.3%. This decrease was due to favorable mortality experience in 1995.

Operating expenses were $42.5 million in 1995 compared to $47.1 million in 1994, a decrease of $4.6 million, or 9.8%. These expenses primarily represent compensation, other general and administrative expenses, and taxes, licenses and fees. The decrease in 1995 was primarily due to lower state income taxes and licensing fees.

Guaranty fund expense was $2.0 million in 1995 compared to $7.2 million in 1994, a decrease of $5.2 million. This decrease relates to a smaller provision for possible future guaranty fund assessments in 1995. See "Guaranty Fund Assessments."

Amortization of deferred policy acquisition costs was $58.5 million in 1995, compared to $52.2 million in 1994, an increase of $6.3 million. This increase in amortization was primarily attributable to changes in estimates relating to reductions in the amortization periods and lower projected surrender charges primarily on fixed annuities. In addition, this increase was attributable to the growth in business in force during 1995 and 1994.

Amortization of value of insurance in force was $9.5 million in 1995 compared to $17.0 million in 1994. Value of insurance in force is amortized in relation to the estimated gross profits to be realized over the life of the underlying policies and is adjusted to reflect actual experience. The decrease in amortization in 1995 of $7.5 million was primarily related to the actual experience relating to the closed block of whole life insurance and to changes in estimates on the life of the policies and higher expected future profits.

      (b) 1994 Compared to 1993

          1. Net Income

Net income was $63.2 million in 1994 compared to $58.0 million in 1993. The higher net income in 1994 primarily reflected the higher levels of investment spread (offset in part by increased amortization of deferred policy acquisition costs) and decreased amortization of value of insurance in force, offset in part by increased operating expenses and guaranty fund expense, and realized investment losses in 1994 compared to realized investment gains in 1993.

          2. Revenues

Net investment income was $689.6 million during 1994 compared to $669.7 million in 1993, an increase of $19.9 million or 3.0%. This increase in net investment income was primarily due to a higher level of portfolio assets during the period. The impact of this higher level of assets on net investment income was approximately $33.8 million. This favorable impact was offset in part by a decline in Keyport's overall portfolio yield during 1994. The impact of this lower yield was approximately $13.9 million. In 1994, the overall yield on investments was 7.68% compared to 7.85% in 1993.

Insurance revenues were $25.3 million for 1994 compared to $18.2 million in 1993, an increase of $7.1 million or 39.0%. This increase was primarily due to increased separate account fees earned on higher levels of variable annuity and variable life policyholder account balances. Surrender charge income on withdrawals included in insurance revenues totaled $8.5 million in 1994 compared to $7.3 million in 1993.

Net realized investment losses were $8.2 million in 1994 compared to realized investment gains of $11.4 million in 1993. The realized losses in 1994 were primarily due to write-downs of investments whose declines in value were determined to be other than temporary. The realized gains in 1993 were primarily attributable to the higher level of calls on portfolio bonds and, to a lesser extent, sales of fixed maturities classified as "held to maturity" which were sold because of deteriorating credit quality. Realized investment gains include gross gains and losses and, for periods prior to 1994, provisions for possible investment losses. The provision was $9.1 million for 1993.

          3. Expenses

Interest credited to policyholders was $481.9 million in 1994 and $504.2 million in 1993, a decrease of $22.3 million or 4.4%. This decrease was primarily due to a reduction in the weighted average crediting rate on policyholder liabilities to 5.54% in 1994 from 6.04% in 1993. This reduction had a favorable impact of $42.7 million. Total interest credited also reflected growth in policyholder liabilities which had the effect of increasing interest credited by $20.4 million during the period. The decrease in interest credited and the increase in net investment income discussed above resulted in an increase in investment spread of approximately $42.2 million and an increase in the investment spread percentage in 1994 to 2.14% from 1.81% in 1993.

Policy benefits were $4.8 million in 1994 compared to $3.1 million in 1993, an increase of $1.7 million or 49.0%. This increase was due to unfavorable mortality experience in 1994.

Operating expenses were $47.1 million in 1994 compared to $37.0 million in 1993, an increase of $10.1 million, or 27.3%. These expenses increased primarily due to higher personnel costs, higher levels of professional fees, and investments in information technology.

Guaranty fund expense was $7.2 million in 1994 compared to $3.7 million in 1993, an increase of $3.5 million. This increase relates to a larger provision for possible future guaranty fund assessments in 1994. See "Guaranty Fund Assessments".

Amortization of deferred policy acquisition costs were $52.2 million in 1994, compared to $41.0 million in 1993, an increase of $11.2 million. This increase in amortization is related to the higher levels of investment spread in 1994 and the growth of business in force during 1994 and 1993. As a result of the acceleration of profits associated with existing contracts, amortization was adjusted to reflect actual investment experience.

Amortization of value of insurance in force was $17.0 million in 1994 compared to $22.4 million in 1993, a decrease of $5.4 million or 24.1%. This decrease was attributable primarily to the scheduled amortization of specific blocks of business which were no longer subject to surrender charges beginning in the fourth quarter of 1992.

   3. Guaranty Fund Assessments

Under insurance guaranty fund laws existing in each state, insurers can be assessed for certain obligations of insolvent insurance companies. The amounts actually assessed to Keyport by guaranty fund associations under such laws for the years ended December 31, 1995, 1994 and 1993, were approximately $8.1 million, $7.7 million and $7.3 million, respectively. Assessments are typically not made for several years after an institution fails and, therefore, the Company cannot precisely determine the amount or timing of such assessments and whether the Company's existing reserve will be sufficient to cover the actual assessments. In 1995, 1994 and 1993, Keyport recorded guaranty fund expense of approximately $2.0 million, $7.2 million and $3.7 million, respectively. At December 31, 1995 Keyport's reserve for such assessments was $21.9 million. Based on information recently provided by the industry association with respect to aggregate assessments related to known insolvencies, the range of future assessments with respect to known insolvencies is estimated by the Company to be between $16,500 and $25,500, taking into account the industry association information as well as the Company's own estimate of its potential share of such aggregate assessments.

   4. Financial Condition

      (a) Cash and Investments

Cash and investments grew to $10.9 billion as of December 31, 1995 compared to $9.3 billion as of December 31, 1994, or an increase of 17.8%. This growth reflects policyholder deposits received during 1995 and the excess of net investment income over policy acquisition costs and operating expenses. This growth also reflects the change in net unrealized investment gains. The portfolio of fixed maturity investments had a weighted average quality rating of A+ by S&P.

The percentage of Keyport's portfolio invested in below investment grade securities increased slightly during 1995. As of December 31, 1995, the carrying value of Keyport's total investments in below investment grade securities consisted of investments in 106 issuers totaling $811.8 million or 7.4% of the investment portfolio compared to 84 issuers totaling $618.7 million, or 6.7%, as of December 31, 1994. As of December 31, 1995, the yield on Keyport's below investment grade portfolio was 9.6% compared to 7.3% for the investment grade portfolio.

Keyport analyzes its investment portfolio at least quarterly in order to determine if its ability to realize the carrying value on any investment has been impaired. If impairment in value is determined to be other than temporary, the cost basis of the impaired security is written down to fair value and becomes the security's new cost basis. The amount of the write down is recorded as a realized investment loss. During 1995, there were no adjustments to Keyport's investment portfolio in connection with an impairment in value that was other than temporary.

Cash and cash equivalents increased to approximately $777.4 million as of December 31, 1995 from $684.6 million as of December 31, 1994. Substantially all of this increase related to securities being held as collateral in connection with securities lending and dollar roll transactions. Keyport records the collateral received from its securities lending and dollar roll transactions as an asset and its obligation to return the collateral, when the transaction is closed, as a liability. As of December 31, 1995, Keyport had an asset, and a corresponding liability of $317.7 million for cash pledged as collateral. Keyport did not engage in any such transactions during 1994.

      (b) Deferred Policy Acquisition Costs

Deferred policy acquisition costs decreased to $179.7 million as of December 31, 1995 from $439.2 million as of December 31, 1994. Deferral of current period costs (primarily commissions) incurred to generate annuity sales totaled $83.2 million, while amortization of these costs totaled $58.5 million. The adjustment to deferred policy acquisition costs related to the valuation of fixed maturity securities designated as available for sale under SFAS No. 115 reduced deferred policy acquisition costs by $286.4 million during 1995.

      (c) Liabilities

Policyholder liabilities increased by $740.3 million, or 7.9%, during 1995 and totaled $10.1 billion as of December 31, 1995. This growth primarily reflects the policyholder deposits received during the period and interest credited to policyholder liabilities.

Keyport incorporates a number of features in its annuity products designed to reduce the early withdrawal or surrender of the policies and to partially compensate for acquisition costs incurred if policies are surrendered early. Surrender charge periods on annuity policies currently range from five to seven years. Substantially all policies issued during 1995 had a surrender charge period of five years or more. The initial surrender charge on annuity policies ranges from 5% to 7% of the premium and decreases over the surrender charge period. As of December 31, 1995, approximately 89.7% of Keyport's SPDA policyholder liabilities are subject to surrender charges.

      (d) Stockholder's Equity

As of December 31, 1995, stockholder's equity was $902.3 million compared to $682.5 million as of December 31, 1994, an increase of $219.8 million. Net unrealized investment gains increased stockholder's equity by $150.2 million. This amount includes $13.9 million attributable to an election made on December 31, 1995 pursuant to a Guide to Implementation of SFAS 115 issued by the Financial Accounting Standards Board. Keyport elected to reclassify all previously classified "held to maturity" securities as "available for sale." This election was made to allow Keyport to more effectively manage its asset/ liability management process. Net income during the period was $69.6 million.

   5. Liquidity and Capital Resources

Liquidity needs and financial resources pertain to the management of the general account assets and policyholder liabilities. Keyport uses cash for the payment of annuity and life insurance benefits, operating expenses and policy acquisition costs, and the purchase of investments. Keyport generates cash from net investment income, annuity premiums and deposits, and from maturities of fixed investments.

Cash received by Keyport for annuity premiums, from the maturity of investments and from net investment income have historically been sufficient to meet Keyport's requirements. Keyport monitors cash and cash equivalents in an effort to maintain sufficient liquidity and has strategies in place to maintain sufficient liquidity in changing interest rate environments. Consistent with the nature of its obligations, Keyport has invested a substantial amount of its general account assets in readily marketable securities. As of December 31, 1995, 70.0% of Keyport's total investments, including short-term investments, are considered readily marketable.

Keyport manages its portfolio, in part, based on the effective duration of its portfolio investments and the anticipated effective duration of its policyholder liabilities. As of December 31, 1995, the duration of Keyport's fixed income portfolio (representing 93.2% of Keyport's total general account investments, and calculated including cash and short term investments) was
2.6 years.

Keyport's investment management strategy takes into account the anticipated cash flow requirements of its policy liabilities. Liability cash outflows are affected by policy maturities, surrender experience and interest crediting rates; simulation models are used to estimate policy cash flows under a wide range of future interest rate scenarios. Based on analyses of these scenarios, investment strategies are designed to meet policy obligations, maintain the desired investment spread between assets and liabilities, and limit the potential adverse impact of changing market interest rates.

A key element of Keyport's business activities is its asset/ liability management process. This process integrates investment management and liability management to reduce the risk presented by changing market interest rates.

Interest rate risk occurs when interest rate changes cause asset cash flows (general account investment income, principal payments and calls) to react differently than liability cash flows (policyholder benefits). Keyport seeks to manage this risk through, among other things, its setting of renewal rates and by investment portfolio actions designed to address the interest rate sensitivity of asset cash flows in relation to liability cash flows. Portfolio actions used to manage interest rate risk include targeting the effective duration of the investment portfolio and utilizing interest rate swaps and caps to hedge asset and liability cash flow sensitivities. Interest rate swaps and caps involve, to varying degrees, elements of credit risk and market risk which are not reflected in the Company's Consolidated Financial Statements. (See Note 4 of Notes to the Consolidated Financial Statements) The Company periodically monitors credit risk and the financial stability of its counterparties according to prudent investment guidelines and established procedures.

Credit risk also arises from the possibility that a default by the issuer would affect adversely a fixed maturity investment's anticipated return by the issuer. Keyport seeks to manage this risk by careful credit analysis and ongoing credit monitoring.

Strict investment guidelines limit the total exposure of debt and derivative instruments in any single issuer as a percentage of Keyport's stockholder's equity and total invested assets. In addition, the portfolio is monitored to maintain diversification across industry and security type. Keyport also monitors its investment portfolio monthly to identify securities that may exhibit a deterioration in credit quality.

Keyport invests in certain below investment grade securities to enhance overall portfolio yield. Investments in below investment grade securities have greater risks than investments in investment grade securities. Keyport actively manages its below investment grade portfolio to optimize its risk return profile.

In 1995, Keyport introduced a new fixed annuity policy linked to an equity index. These policies guarantee a return equal to the highest price return of the S&P 500 Index for any anniversary date during the term of the policy multiplied by a participation rate. Policies are issued with terms of one or five years. Keyport's KeyIndex hedging strategy uses S&P 500 options and S&P 500 futures contracts to hedge against this S&P 500 Index exposure. Sales of the indexed product in 1995 were approximately $85.0 million. The Company anticipates significantly higher sales in 1996 as Keyport launches an aggressive marketing campaign. As of December 31, 1995, Keyport had positions in S&P 500 futures with an aggregate face amount of approximately $2.4 million and positions in S&P 500 call options with an aggregate face amount of approximately $69.3 million. The carrying value of the S&P options and futures were $7.8 million and were included in other invested assets.

To the extent that unanticipated surrenders cause Keyport to sell a material amount of securities prior to their maturity for liquidity purposes, such surrenders could have a material adverse effect on the Company. However, Keyport believes that liquidity to fund withdrawals would be available through incoming cash flow, the sale of short-term or floating-rate instruments or securities in its short duration portfolio, thereby precluding the sale of fixed maturity investments in a potentially unfavorable market. Although the Company believes that Keyport will have adequate liquidity to meet anticipated surrender levels, a material increase in actual surrenders could have a material adverse effect on the Company's operations and liquidity.

Regulatory authorities restrict dividend payments from Keyport to Liberty Financial in excess of the lesser of (i) 10% of statutory surplus as of the preceding December 31 or (ii) the net gain from operations for the preceding fiscal year. The Company considers these requirements in managing its cash flows and liquidity needs. As of December 31, 1995, Keyport could not declare dividends in excess of $34.6 million without the approval of the Commissioner of Insurance of the State of Rhode Island. Keyport has not paid any dividends since its acquisition by Liberty Financial in 1988.

D. Reinsurance

Portions of the Keyport's life insurance risks are reinsured with other companies. The maximum net insurance retention on any one life is $150,000.

E. Reserves

Keyport is obligated to record actuarial reserves to meet obligations on outstanding life insurance and annuity contracts. The reserves for such contracts are based on mortality and morbidity tables in general use in the United States and are computed amounts that, with additions from premiums to be received, and with interest on such reserves compounded annually at certain assumed rates, will be sufficient to meet the Company's policy obligations at their maturities if death occurs in accordance with the mortality tables employed. In the accompanying Consolidated Financial Statements, these life insurance reserves are adjusted in accordance with generally accepted accounting principles.

F. Investments

Keyport manages interest rate risk and monitors investment activities to conform with its investment policies. Stein Roe & Farnham Incorporated an affiliated company, manages a substantial portion of Keyport's general account portfolio (approximately $8.9 billion of a total of approximately $10.9 billion as of December 31, 1995) within Keyport's overall investment policies. A portion of Keyport's general account assets ($1.2 billion as of December 31, 1995) are managed by separate unaffiliated investment advisers who specialize in certain types of investments. As of December 31, 1995, Keyport's general account also included approximately $498.3 million of policyholder loans and approximately $74.5 million of mortgage loans.

The following table sets forth the composition, carrying value and fair value of Keyport's investment portfolio as of December 31, 1995.

                                                Carrying Value                Fair Value
                                         ---------------------------  ---------------------------
                                             Amount
                                              ($ in         % of                        % of
                                           thousands)     Portfolio      Amount       Portfolio
                                         -------------- ------------ --------------  ------------
Fixed Maturities (1):
Investment Grade Bonds                     $ 6,688,036       61.2%     $ 6,688,036       61.2%
U.S. Government and Agency Securities        2,036,064       18.7%       2,036,064       18.7%
Below Investment Grade Bonds                   811,848        7.4%         811,848        7.4%
                                         -------------- ------------ --------------  ------------
Total Fixed Maturities:                      9,535,948       87.3%       9,535,948       87.3%
Mortgage Loans                                  74,505        0.7%          79,697        0.7%
Cash and Cash Equivalents                      777,384        7.1%         777,384        7.1%
Equity Securities                               25,215        0.2%          25,215        0.2%
Policy Loans                                   498,326        4.6%         498,326        4.6%
Other                                           10,747        0.1%          10,747        0.1%
                                         -------------- ------------ --------------  ------------
Total Investment Portfolio:                $10,922,125      100.0%     $10,927,317      100.0%
                                         ============== ============ ==============  ============

(1) Includes private placement bonds with a carrying value (estimated fair value) of approximately $2.7 billion (24.4% of the portfolio). Fair values of private placement bonds are typically determined by obtaining market indications from various broker-dealers. Keyport attempts to validate these valuations by selectively monitoring trades in the secondary private placement market that involve these holdings.

Consistent with the nature of the obligations involved in Keyport's operations, the majority of the General Account assets are invested in fixed-income obligations such as government and corporate debt securities and mortgage-backed securities. The investment program is intended to provide a rate of return which will persist during the expected durations of the liabilities regardless of future interest rate movements.

At December 31, 1995 and 1994, Keyport's investments in bonds which are carried at fair value, were $9.5 billion and $8.2 billion, respectively. At December 31, 1995, approximately $2.0 billion, or 18.7% was invested in United States Government and government agency securities. During the 1995 period Keyport maintained an average bond quality rating of at least A+ (Moody's/Standard & Poor's).

During periods considered appropriate, Keyport purchases higher-yielding securities which are below investment grade to enhance the average yield on its investment portfolio. The risk of potential loss due to default is generally considered to be greater for high yield securities because these securities are generally issued by highly leveraged companies or are often subordinated to other debt of the issuer. Keyport believes that in the aggregate the additional yields received compensate for the risk of default on certain high yield securities. At December 31, 1995, Keyport had below investment grade bonds of $811 million, representing approximately 7.4% of total cash and investments.

Keyport continually evaluates the creditworthiness of each issuer whose securities are held in the portfolio. It is Keyport's policy to write-down the value of specific investments which are determined to be permanently impaired. Specific write-downs included in realized gains and losses during the 1995 period were $1.3 million.

As discussed above, Keyport may also invest its assets in various instruments, including equity options, futures, forwards, and other instruments based on the Index to hedge its obligations with respect to Indexed Accounts. Keyport may also buy and sell interest rate swaps and caps, Treasury bond futures, and similar instruments to hedge its exposure to changes in interest rates.

G. Competition

Keyport competes with a large number of life insurance companies, some of which are larger, more highly capitalized and have higher ratings. No one company dominates the industry. In addition, Keyport's products compete with alternative investment vehicles available through financial institutions, brokerage firms and investment managers. Keyport relies heavily on distribution of its annuities through the bank channel. The overall growth of annuity sales through the banks has caused several other insurance companies to emphasize this distribution channel, including a number of companies which are larger and have greater access to capital. Keyport believes it can continue to compete successfully in this market by offering innovative products and superior services.

H. Employees

As of December 31, 1995, Keyport had 342 employees.

I. State and Federal Regulation

The insurance business of Keyport is subject to comprehensive and detailed regulation and supervision throughout the United States.

The laws of the various states establish supervisory agencies with broad administrative powers with respect to licenses to transact business, trade practices, licensing agents, approving policy forms, establishing reserve requirements, fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulating the type and amounts of investments permitted. Each insurance company is required to file detailed annual reports with supervisory agencies in each of the jurisdictions in which it does business and its operations and accounts are subject to examination by such agencies at regular intervals.

Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The amount of any future assessments of Keyport under these laws cannot be reasonably estimated. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

In addition, several states, including Rhode Island, regulate affiliated groups of insurers, such as Keyport and its affiliates.

Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures which may significantly affect the insurance business include employee benefit regulation, controls on medical care costs, removal of barriers preventing banks from engaging in the insurance business, tax law changes affecting the taxation of insurance companies, the tax treatment of insurance products and the relative desirability of various personal investment vehicles, and the use of gender in determining insurance and pension rates and benefits.

KFSC, a subsidiary of Keyport, is regulated as a broker-dealer under the Exchange Act and is a member of the NASD. (See "Distribution of Contracts and Certificates".)

                              COMPANY MANAGEMENT

The following are the principal officers and directors of the Company:

                                           Position with Keyport                 Other Business, Vocation or Employment
Name, Age                                    Year of Election                             for Past Five Years
 --------------------------------  -------------------------------------- ----------------------------------------------------
Kenneth R. Leibler, 47            Chairman of the Board, 12/31/94        Chief Executive Officer, 1/1/95, and formerly
                                                                         President of Liberty Financial Companies Inc.

F. Remington Ballou, 67           Director, 3/7/62                       President of B. A. Ballou & Co., Inc., East
                                                                         Providence, RI

Frederick Lippit, 79              Director, 3/7/62,                      Chairman of The Providence Plan, Providence, RI
                                  and Assistant Secretary, 4/9/96

Robert C. Nyman, 60               Director, 4/11/96                      President and Chairman of Nyman Manufacturing Co.,
                                                                         East Providence, RI

John W. Rosensteel, 56            President, Chief                       Formerly Chief Operating Officer of the Company;
                                  Executive Officer                      Chairman of the Board and Director of KFSC,
                                  and Director, 12/30/92;                11/12/92; Chairman of the Board and Director of
                                                                         KASC, 1/8/93; President, Chief Executive Officer,
                                                                         and Chairman of the Board of Independence Life and
                                                                         Annuity Co., 10/1/93; formerly Senior Vice President
                                                                         Aetna Life & Casualty.

John E. Arant, III, 51            Senior Vice President                  Vice President, Chief Sales Officer of KFSC,
                                  and Chief Sales Officer, 5/16/94       5/20/94; Director, 3/1/95, Senior Vice President and
                                                                         Chief Sales Officer, 5/20/94 of Independence Life
                                                                         and Annuity Company; Director and Senior Vice
                                                                         President and Chief Sales Officer, KASC, 3/10/95;
                                                                         Formerly Vice President of Aetna Investment
                                                                         Management Company and Senior Vice President of
                                                                         Aetna Capital Management Company

Bernard R. Beckerlegge, 50        Senior Vice                            Senior Vice President and General Counsel of
                                  President and General                  Independence Life and Annuity Company, 10/9/95;
                                  Counsel, 9/1/95                        formerly General Counsel for B.T. Variable Insurance
                                                                         Co.

Paul H. LeFevre, Jr., 54          Senior Vice President                  Director and Senior Vice President and Chief
                                  amd Chief Financial                    Financial Officer of KASC, 1/8/93; Director, Senior
                                  Officer, 4/5/90                        Vice President and Chief Financial Officer of
                                                                         Independence Life and Annuity Company, 10/1/93

Francis E. Reinhart, 56           Senior Vice President                  Director, 3/15/95 and Vice President,
                                  and Chief Administrative               Administration, 10/24/85, of KFSC; Senior Vice
                                  Officer, 4/5/90                        President and Chief Administrative Officer of KASC,
                                                                         1/8/93; Senior Vice President and Chief
                                                                         Administrative Officer of Independence Life and
                                                                         Annuity Company, 10/1/93

Bruce J. Crozier, 50              Vice President and Chief               Vice President and Chief Actuary of Independence
                                  Actuary, 11/9/90                       Life and Annuity Company, 10/1/93

Jeffery J. Lobo, 35               Vice President, Risk                   Formerly Assistant Vice President of Quantitative
                                  Management 5/4/96                      Research for the Company, 2/8/95; formerly Vice
                                                                         President of Credit Suisse Financial Products,
                                                                         11/94; trader for SBCI Securities (Asia) Inc. 7/93;
                                                                         trader for O'Connor & Associates, 5/92

Stewart R. Morrison, 39           Vice President and                     Vice President, Investments, of KASC, 1/8/93; Vice
                                  Chief Investment Officer,              President and Chief Investment Officer of
                                  5/16/94                                Independence Life and Annuity Company, 10/1/93;
                                                                         formerly Vice President of Investments for the
                                                                         Company, 8/92

                EXECUTIVE COMPENSATION TABLES AND INFORMATION

The tables that appear below, along with the accompanying text and footnotes, provide information on compensation and benefits for the named executive officers, in accordance with applicable SEC requirements. All the data regarding values for stock options pertain to options to purchase shares of Keyport's parent corporation, Liberty Financial Companies, Inc. ("Liberty Financial"). Such data are hypothetical in terms of the amounts that an individual may or may not receive, because such amounts are contingent on continued employment with Keyport and the price of Liberty Financial's Common Stock ("Common Stock"). All year-end values shown in these tables for outstanding stock options reflect a price of $30.25 per share, which was the closing price of the Common Stock on the New York Stock Exchange on December 29, 1995 (the last trading day of 1995). None of the named executive officers received any perquisites during 1995 exceeding the lesser of $50,000 or 10% of such officer's total salary and bonus for such year.

Summary Compensation Table. The following table sets forth compensation information for 1995 for each of Keyport's chief executive officer and the other four most highly compensated executive officers:

                          Summary Compensation Table
                              1995 Compensation

                                                                                          Securities     All other
                         Name and                                               Bonus     underlying    Compensation
                         Principal                          Base Salary ($)    ($)(1)    options (#)       ($)(2)
-----------------------------------------------------   -------------------  -----------------------  ----------------
John W. Rosensteel,
President and Chief Executive Officer                           381,150        187,000      15,000         31,535

Paul H. LeFevre, Jr.
Senior Vice President and Chief Financial Officer               262,000        112,000       7,500         19,860

John E. Arant, III
Senior Vice President and Chief Sales Officer                   232,000         90,500       7,500         16,827

Francis E. Reinhart,
Senior Vice President and Chief Administrative Officer          223,000         87,000       6,000         16,105

Stewart R. Morrison
Vice President and Chief Investment Officer                     174,000         54,000       4,000         10,293

(1) The amounts presented are bonuses earned in 1995 and paid in 1996.

(2) Consists of (a) in the case of Mr. Rosensteel, $5,000 of insurance premiums paid by Keyport with respect to term life insurance purchased for his benefit; (b) contributions and interest accruals under defined contribution plans for the benefit of the named executive officers, individually as follows: Mr. Rosensteel, $26,535; Mr. LeFevre, $19,860; Mr. Arant, $7,567; Mr. Reinhart, $16,105; and Mr. Morrison, $10,293; and (c) in the case of Mr. Arant, $9,260 of moving expenses reimbursement.

Option Grant Table. The following table sets forth certain information regarding options to purchase Common Stock granted during 1995 by Liberty Financial to the executive officers named in the above summary compensation table.

                      Option Grants in Last Fiscal Year

                                                                            Potential Realizable
                                                                              Value at Assumed
                                                                               Annual Rates of
                       Number of     Percent of                                  Stock Price
                       Securities   Total Options                               Appreciation
                       Underlying    Granted to     Exercise                   for Option Term
                        Options     Employees in    Price Per   Expiration         ($)(2)
         Name         Granted (#)       1995        Share ($)   on Date(1)      5%       10%
--------------------- ------------ --------------- ----------- ------------ ---------------------
John W. Rosensteel       15,000          3.1%         25.75      6/13/05     242,911    615,583
Paul H. LeFevre Jr.       7,500          1.6%         25.75      6/13/05     121,455    307,792
John E. Arant, III        7,500          1.6%         25.75      6/13/05     121,455    307,792
Francis E. Reinhart       6,000          1.2%         25.75      6/13/05      97,164    246,233
Stewart R. Morrison       4,000          0.8%         25.75      6/13/05      64,776    164,155

(1) Each option becomes exercisable in four equal annual installments commencing on June 14, 1996, and vests in full upon the death, disability or retirement of the optionee.

(2) Amounts represent hypothetical gains that could be achieved for the respective options if such options are not exercised until the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% in accordance with applicable SEC regulations, compounded annually from the dates the options were granted until their expiration dates and, therefore, are not intended to forecast possible future appreciation in the Common Stock. This table does not take into account any appreciation in the price of the Common Stock after the date of grant.

Option Exercises and Year-End Values Table. The following table sets forth certain information regarding (i) the 1995 exercises of stock options and
(ii) the stock options held as of December 31, 1995 by the executive officers named in the above summary compensation table.

Aggregate Option Exercises in Last Financial Year and Option Values at Fiscal
                                   Year-End

                            Shares
                           Acquired                         Number of Securities            Value of Unexercised
                         Upon Exercise      Value          Underlying Unexercised           In-the-Money Options
         Name                 (#)        Realized ($)     Options at Year-End (#)                at Year-End
---------------------- ---------------- ------------- -------------------------------  -------------------------------
                                                        Exercisable    Unexercisable    Exercisable    Unexercisable
                                                      -------------- ---------------- --------------  ----------------
John W. Rosensteel              --              --        24,958          56,601          391,649         580,476
Paul H. LeFevre, Jr.        49,913         736,250        29,116          28,298          578,859         447,381
John E. Arant, III              --              --         3,328          17,485           24,261         106,541
Francis E. Reinhart         19,965         296,460        12,478          13,488          248,013         175,891
Stewart R. Morrison            --              --            --           4,000               --          18,000

   Certain Additional Information Regarding Executive Officer Compensation
                     Defined Benefit Retirement Programs

Each of the executive officers in the above summary compensation table participates in Keyport's Pension Plan and Supplemental Pension Plan (collectively, the "Pension Plans"). The following table shows the estimated annual pension benefits payable upon retirement for the specified compensation and years of service classification under Liberty Financial's Pension Plans.

                Estimated Annual Retirement Benefits at Age 65
                             Under Pension Plans

                           Five Year Average
 ----------------------------------------------------------------------
  Compensation      15         20         25         30         35
 --------------- ---------  ---------  ---------  --------------------
$  200,000       $ 52,178   $ 69,570   $ 86,963   $ 93,629   $100,296
   400,000        106,178    141,570    176,963    190,296    203,629
   600,000        160,178    213,570    266,963    286,963    306,963
   800,000        214,178    285,570    356,963    383,629    410,296
 1,000,000        268,178    357,570    446,963    480,296    513,629
 1,200,000        322,178    429,570    536,963    576,963    616,963

Benefits under the Pension Plans are based on an employee's average pay for the five highest consecutive years during the last ten years of employment,the employee's estimated social security retirement benefit and years of credited service with Keyport. The current compensation covered by the Pension Plans for each participating executive officer in the above summary compensation table is as follows: Mr. Rosensteel, $606,150; Mr. LeFevre, $402,000; Mr. Reinhart, $333,000; Mr. Arant, $307,000; and Mr.
Morrison, $240,500. For purposes of determining benefits payable upon retirement under the Pension Plans, compensation includes base salary and annual bonus. Benefits are payable in the form of a single-life annuity providing for monthly payments. Actuarially equivalent methods of payment may be elected by the recipient. As of June 30, 1996, the executive officers named in the above summary compensation table had the following full credited years of service under the Pension Plans: Mr. Rosensteel, 3 years; Mr. LeFevre, 16 years; Mr. Arant, 2 years; Mr. Reinhart, 11 years; and Mr. Morrison, 6 years.

Change of Control Provisions of 1990 Stock Option Plan

Certain Liberty Financial options held by the executive officers named in the above summary compensation table were issued under Liberty Financial's 1990 Stock Option Plans, as amended (the "1990 Plan"), including 66,559 shares held by Mr. Rosensteel (33,276 of which were vested as of June 30, 1996), 49,914 shares held by Mr. LeFevre (29,116 of which were then vested); and 19,966 shares held by Mr. Reinhart (12,478 of which were then vested). No additional options will be granted under the 1990 Plan. Upon a change of control of Liberty Financial (defined as the transfer of 50% or more of the equity ownership of Liberty Financial other than solely pursuant to a public offering in which securities are issued for cash), all non-vested options will automatically vest and Liberty Financial's Compensation and Stock Option Plan committee may, in its discretion, elect to cancel all outstanding options by paying the holders thereof an amount equal to the difference between the formula value of the Common Stock (as defined in the 1990 Plan) and the exercise price of the options.

                          COMPENSATION OF DIRECTORS

Directors of Keyport who are also employees receive no compensation in addition to their compensation as employees of Keyport. The three outside directors (Lippitt, Ballou, and Nyman) receive $2,000 per quarter, plus $500 for each meeting of the Board of Directors and $200 for each Audit Committee meeting that they attend. Three meetings of the Board of Directors and two meetings of the Audit Committee are scheduled annually.

                              LEGAL PROCEEDINGS

Keyport is engaged in various kinds of routine litigation which in its judgment is not of material importance in relation to the total capital and surplus of Keyport. There are no legal proceedings to which KFSC is a party.

                                   EXPERTS

The consolidated financial statements of Keyport Life Insurance Company as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995 and the related financial statement schedule as of December 31, 1995, have been included herein in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                            CHANGE IN ACCOUNTANTS

KPMG Peat Marwick LLP ("KPMG") has served as the independent accountants for Liberty Financial Companies, Inc. ("LFC") and its audited subsidiaries, including Keyport Life Insurance Company ("Keyport"). On March 13, 1996, following a competitive proposal process, the Audit Committee of LFC's Board of Directors terminated KPMG's appointment as independent accountants for LFC and its audited subsidiaries, including Keyport, effective March 14, 1996, and, on April 9, 1996, approved the engagement of Ernst & Young LLP as the independent accountants for LFC and its audited subsidiaries, including Keyport, for the fiscal year ending December 31, 1996. On April 11, 1996, Keyport's Board of Directors approved such engagement of Ernst & Young LLP.

In connection with the audits of Keyport's financial statements for the two fiscal years ended December 31, 1995, and the subsequent interim period through March 14, 1996, there were no disagreements between Keyport and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to KPMG's satisfaction would have caused KPMG to make reference to the subject matter of the disagreement in connection with KPMG's audit reports on the financial statements of Keyport. In addition, the audit reports of KPMG on the financial statements of Keyport as of and for the two fiscal years ended December 31, 1995 did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

                                LEGAL MATTERS

Legal matters with respect to the organization of Keyport, its authority to issue annuity contracts and the validity of the Certificates, as well as matters relating to the Federal securities laws, have been passed upon by Bernard R. Beckerlegge, General Counsel. In addition, certain matters relating to the Federal securities laws have been passed upon by Katten Muchin & Zavis as Special Counsel for Keyport.

                             FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, that Keyport's management considers necessary for a fair presentation of Keyport's financial position and results of operations as of and for the interim periods presented. Keyport believes the disclosures in these consolidated financial statements are adequate to present fairly the information contained herein. The results of operations for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for the full year.

There were no material changes or significant events affecting the financial statements as of, and for the three and six month periods ended June 30, 1996. Income before federal income taxes of $60.0 million for the six months ended June 30, 1996 increased 13.6% compared to $52.8 million for the same period in 1995. The increase was primarily due to decreased operating expense and decreased net realized investment losses. The decrease in operating expenses in the 1996 period was primarily attributable to lower consulting fees. The higher net realized investment losses in the 1995 period were primarily due to investments sold on the basis of relative value.

                        KEYPORT LIFE INSURANCE COMPANY
                         CONSOLIDATED BALANCE SHEETS
                                (in thousands)
                                  Unaudited

                                                                                                      June 30,      December 31,
                                                                                                        1996            1995
                                                                                                   --------------  --------------
                                              ASSETS
Assets:
 Fixed maturities (amortized cost: 1996-$9,373,620; 1995-$9,227,834)                                 $ 9,451,230    $ 9,535,948
 Equity securities (cost: 1996-$19,881; 1995-$17,521)                                                     36,363         25,214
 Mortgage loans                                                                                           70,521         74,505
 Policy loans                                                                                            511,861        498,326
 Other invested assets                                                                                    82,334         10,748
 Cash and cash equivalents                                                                             1,043,164        777,384
 Accrued investment income                                                                               132,275        132,856
 Deferred policy acquisition costs                                                                       304,221        179,672
 Value of insurance in force                                                                              65,073         43,939
 Intangible assets                                                                                        19,750         20,314
 Federal income taxes recoverable                                                                          9,209          9,205
 Other assets                                                                                             16,756         11,859
 Separate account assets                                                                               1,013,051        959,224
                                                                                                   --------------  --------------
   Total assets                                                                                      $12,755,808    $12,279,194
                                                                                                   ==============  ==============

                               LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
 Policy liabilities                                                                                  $10,389,378    $10,084,392
 Current federal income taxes                                                                              3,283          7,666
 Deferred federal income taxes                                                                            18,529         32,823
 Payable for investments purchased and loaned                                                            454,329        317,715
 Guaranty association fees                                                                                17,800         21,940
 Other liabilities                                                                                        24,161         23,221
 Separate account liabilities                                                                            955,587        889,106
                                                                                                   --------------  --------------
    Total liabilities                                                                                 11,863,067     11,376,863

Stockholder's equity:
 Common stock, $1.25 par value; authorized 8,000 shares; issued and outstanding 2,412 shares               3,015          3,015
 Additional paid-in capital                                                                              505,933        505,933
 Net unrealized investment gains (losses)                                                                 36,551         85,772
 Retained earnings                                                                                       347,242        307,611
    Total stockholder's equity                                                                           892,741        902,331
                                                                                                   --------------  --------------
                                                                                                     $12,755,808    $12,279,194
                                                                                                   ==============  ==============


       KEYPORT LIFE INSURANCE COMPANY CONSOLIDATED STATEMENTS OF INCOME
                           (in thousands) Unaudited

                                               Six Months Ended       Three Months Ended
                                                   June 30,                June 30,
                                            ---------------------- -----------------------
                                               1996        1995        1996        1995
                                           ----------- ----------- ----------- -----------
Revenues:
 Net investment income                       $382,899    $373,322    $192,384    $189,538
 Investment management revenues                 1,233         806         644         416
 Insurance revenues                            14,542      14,424       7,362       7,503
 Net realized investment gains (losses)          (436)     (6,372)     (2,487)       (719)
                                           ----------- ----------- ----------- -----------
                                              398,238     382,180     197,903     196,738
Expenses:
 Interest credited to policyholders           281,107     270,186     140,210     139,268
 Operating expenses                            18,615      20,531       8,521       9,290
 Policy benefits                                1,987       1,796         821         988
 Commission expense                             3,434       3,282       1,703       1,761
 Amortization of deferred policy               28,973      26,161      14,865      12,367
 Amortization of value of insurance             3,568       6,854       1,850       3,330
 Amortization of intangible assets                564         566         282         283
                                           ----------- ----------- ----------- -----------
                                              338,248     329,376     168,252     167,287

 Income before federal income taxes            59,990      52,804      29,651      29,451
 Federal income tax expense                    20,359      18,754       9,708      10,777
                                           ----------- ----------- ----------- -----------
    Net income                               $ 39,631    $ 34,050    $ 19,943    $ 18,674
                                           =========== =========== =========== ===========

     KEYPORT LIFE INSURANCE COMPANY CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (in thousands) Unaudited

                                                                                              Six months ended
                                                                                                   June 30
                                                                                        -----------------------------
                                                                                             1996           1995
                                                                                       --------------  --------------
Cash flows from operating activities:
Net income                                                                               $    39,631    $    34,050
Adjustments to reconcile net income to net cash provided by operating activities:
 Interest credited to policyholders                                                          281,107        270,186
 Net realized investment (gains) losses                                                          436          6,373
 Amortization of value of insurance in force and intangible assets                             4,132          7,418
 Net amortization (accretion) on investments                                                   2,159          4,669
 Change in deferred policy acquisition costs                                                  (9,830)       (24,725)
 Change in current and deferred federal federal income taxes                                   7,830         (2,197)
 Change in guaranty association fees                                                          (4,140)           (58)
 Net change in other assets and liabilities                                                   (2,857)       (43,548)
                                                                                       --------------  --------------
    Total adjustments                                                                        278,837        218,118
                                                                                       --------------  --------------
    Net cash provided by operating activities                                                318,468        252,168
                                                                                       --------------  --------------
Cash flow from investing activities:
 Investments purchased--held to maturity                                                          --       (117,576)
 Investments purchased--available for sale                                                (1,315,854)    (1,274,799)
 Investments sold--held to maturity                                                               --         14,929
 Investments sold--available for sale                                                        478,675        183,619
 Investments matured--held to maturity                                                            --        145,275
 Investments matured--available for sale                                                     679,987        426,978
 Increase in policy loans                                                                    (13,535)       (19,558)
 Decrease in mortgage loans                                                                    3,984          3,797
                                                                                       --------------  --------------
    Net cash used in investing                                                              (166,743)      (637,335)
                                                                                       --------------  --------------
Cash flows from financing activities:
 Withdrawals from policyholder accounts                                                     (548,205)      (480,564)
 Deposits to policyholder accounts                                                           572,084        776,716
 Securities lending                                                                           90,176        564,421
                                                                                       --------------  --------------
    Net cash provided by (used in) financing activities                                      114,055        860,573
                                                                                       --------------  --------------
Change in cash and cash equivalents                                                          265,780        475,406
Cash and cash equivalents at beginning of year                                               777,384        684,618
                                                                                       --------------  --------------
Cash and cash equivalents at end of year                                                 $ 1,043,164    $ 1,160,024
                                                                                       ==============  ==============

                        KEYPORT LIFE INSURANCE COMPANY
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                           (in thousands) Unaudited

                                                                                 Net
                                                               Additional    Unrealized
                                                                Paid-In      Investment     Retained
                                               Common Stock     Capital    Gains (Losses)   Earnings      Total
                                              --------------- ------------ --------------- ----------------------
Balance, December 31, 1995                        $3,015        $505,933      $ 85,772      $307,611    $902,331
Net income                                                                                    39,631      39,631
Change in net unrealized investment gains                                      (49,221)                  (49,221)
                                              --------------- ------------ --------------- ----------------------
Balance, June 30, 1996                            $3,015        $505,933      $ 36,551      $347,242    $892,741

                         Independent Auditors' Report

The Board of Directors Keyport Life Insurance Company:

We have audited the accompanying consolidated balance sheets of Keyport Life Insurance Company and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Keyport Life Insurance Company and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in note 2(b) to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, effective January 1, 1994.

February 16, 1996

                                                         KPMG Peat Marwick LLP

                        KEYPORT LIFE INSURANCE COMPANY
                         Consolidated Balance Sheets
                                (in thousands)

                                                                                                            December 31,
                                                                                                   -----------------------------
                                                                                                        1995           1994
                                                                                                   -------------- --------------
                                              Assets
Cash and investments:
 Fixed maturities available for sale (amortized cost: 1995--$9,227,834; 1994--$6,795,065)            $ 9,535,948    $ 6,509,815
 Fixed maturities held to maturity (fair value: 1995--$0; 1994--$1,442,665)                                   --      1,448,680
 Equity securities (cost: 1995-$17,521; 1994-$13,627)                                                     25,214         12,941
 Mortgage loans                                                                                           74,505        129,452
 Policy loans                                                                                            498,326        477,293
 Other invested assets                                                                                    10,748         11,994
 Cash and cash equivalents                                                                               777,384        684,618
                                                                                                   -------------- --------------
    Total cash and investments                                                                        10,922,125      9,274,793

Accrued investment income                                                                                132,856        111,936
Deferred policy acquisition costs                                                                        179,672        439,232
Value of insurance in force                                                                               43,939        139,221
Deferred federal income taxes                                                                                 --         42,361
Intangible assets                                                                                         20,314         21,444
Federal income taxes recoverable                                                                           9,205          4,911
Other assets                                                                                              11,859         10,772
Separate account assets                                                                                  959,224        828,934
                                                                                                   -------------- --------------
    Total assets                                                                                     $12,279,194    $10,873,604
                                                                                                   ============== ==============
                               Liabilities and Stockholder's Equity
Policy liabilities:
 Policyholder account balances                                                                       $10,073,806    $ 9,333,755
 Other policyholders' funds                                                                               10,586         10,289
                                                                                                   -------------- --------------
    Total policy liabilities                                                                          10,084,392      9,344,044

Current federal income taxes                                                                               7,666             --
Deferred federal income taxes                                                                             32,823             --
Payable for investments purchased and loaned                                                             317,715             --
Guaranty association fees                                                                                 21,940         24,688
Other liabilities                                                                                         23,221         57,978
Separate account liabilities                                                                             889,106        764,409
                                                                                                   -------------- --------------
    Total liabilities                                                                                 11,376,863     10,191,119
                                                                                                   -------------- --------------
Stockholder's equity:
 Common stock, $1.25 par value; authorized 8,000 shares; issued and outstanding 2,412 shares               3,015          3,015
 Additional paid-in capital                                                                              505,933        505,933
 Net unrealized investment gains (losses)                                                                 85,772        (64,464)
 Retained earnings                                                                                       307,611        238,001
    Total stockholder's equity                                                                           902,331        682,485
                                                                                                   -------------- --------------
    Total liabilities and stockholder's equity                                                       $12,279,194    $10,873,604
                                                                                                   ============== ==============

See accompanying notes to consolidated financial statements.

                        KEYPORT LIFE INSURANCE COMPANY
                        Consolidated Income Statements

                                                              Year Ended December 31
                                                       -----------------------------------
                                                           1995        1994        1993
                                                       ----------- ----------- -----------
Revenues:
 Net investment income                                   $757,361    $689,575    $669,667
 Insurance revenues                                        29,767      25,273      18,158
 Net realized investment gains (losses)                    (3,958)     (8,220)     11,403
                                                       ----------- ----------- -----------
   Total revenues                                         783,170     706,628     699,228
                                                       ----------- ----------- -----------
Benefits and expenses:
 Interest credited to policyholders                       557,156     481,926     504,205
 Policy benefits                                            4,448       4,838       3,113
 Operating expenses                                        42,475      47,095      36,983
 Guaranty association expenses                              2,000       7,200       3,714
 Amortization of deferred policy acquisition costs         58,541      52,174      41,003
 Amortization of value of insurance in force                9,479      16,989      22,375
 Amortization of intangible assets                          1,130       1,130       1,130
                                                       ----------- ----------- -----------
   Total benefits and expenses                            675,229     611,352     612,523
                                                       ----------- ----------- -----------
Income before federal income taxes                        107,941      95,276      86,705
Federal income tax expense                                 38,331      32,051      28,710
                                                       ----------- ----------- -----------
   Net income                                            $ 69,610    $ 63,225    $ 57,995
                                                       =========== =========== ===========

See accompanying notes to consolidated financial statements.

                        KEYPORT LIFE INSURANCE COMPANY
               Consolidated Statements of Stockholder's Equity
                                (in thousands)

                                                                                    Net
                                                                  Additional    Unrealized
                                                         Common    Paid-In      Investment     Retained
                                                         Stock     Capital    Gains (Losses)   Earnings      Total
                                                        -------- ------------ --------------- ----------- -----------
Balance, December 31, 1992                               $1,508    $430,933      $  5,687      $118,288    $556,416
Net income                                                                                       57,995      57,995
Capital contribution by parent                                       75,000                                  75,000
Change in net unrealized investment gains (losses)                                 (5,141)                   (5,141)
                                                        -------- ------------ --------------- ----------- -----------
Balance, December 31, 1993                                1,508     505,933           546       176,283     684,270
                                                        -------- ------------ --------------- ----------- -----------

Net income                                                                                       63,225      63,225
Common stock dividend (1,206 shares)                      1,507                                  (1,507)         --
Change in net unrealized investment ains (losses)                                 (65,010)                  (65,010)
                                                        -------- ------------ --------------- ----------- -----------
Balance, December 31, 1994                                3,015     505,933       (64,464)      238,001     682,485
                                                        -------- ------------ --------------- ----------- -----------

Net income                                                                                       69,610      69,610
Change in net unrealized investment gains (losses)                                150,236                   150,236
                                                        -------- ------------ --------------- ----------- -----------
Balance, December 31, 1995                               $3,015    $505,933      $ 85,772      $307,611    $902,331
                                                        ======== ============ =============== =========== ===========

See accompanying notes to consolidated financial statements.

                        KEYPORT LIFE INSURANCE COMPANY
                    Consolidated Statements of Cash Flows
                                (in thousands)

                                                                                 Year Ended December 31,
                                                                       --------------------------------------------
                                                                           1995           1994           1993
                                                                      -------------- --------------  --------------
Cash flows from operating activities:
 Net income                                                             $    69,610    $    63,225    $     57,995
 Adjustments to reconcile net income to net cash provided by operating activities:
  Interest credited to policyholders                                        557,156        478,797        501,073
  Net realized investment losses (gains)                                      3,958          8,220        (11,403)
  Amortization of value of insurance in force and intangible assets          10,609         18,120         23,505
  Net amortization (accretion) on investments                                 9,688         12,215         (3,132)
  Change in deferred policy acquisition costs                               (24,630)       (38,852)       (50,531)
  Change in current and deferred federal income taxes                         1,953          7,731         10,988
  Change in guaranty association fees                                        (2,748)           140         (3,669)
  Net change in other assets and liabilities                                (61,058)       (13,729)          (102)
                                                                      -------------- --------------  --------------
    Total adjustments                                                       494,928        472,642        466,729
                                                                      -------------- --------------  --------------
    Net cash provided by operating activities                               564,538        535,867        524,724
                                                                      -------------- --------------  --------------

Cash flows from investing activities:
 Investments purchased--held to maturity                                         --       (277,626)    (2,674,315)
 Investments purchased--available for sale                               (2,851,013)    (2,624,493)            --
 Investments sold--held to maturity                                          14,930         10,637         97,816
 Investments sold--available for sale                                       605,197        950,885        387,305
 Investments matured--held to maturity                                      317,773        576,021      1,195,083
 Investments matured--available for sale                                    906,522        854,441        758,279
 Increase in policy loans                                                   (21,033)       (35,143)       (38,661)
 Decrease in mortgage loans                                                  54,947         26,520          3,416
 Acquisition of subsidiary, net of cash acquired                                 --           (961)       (24,831)
                                                                      -------------- --------------  --------------
    Net cash used in investing activities                                  (972,677)      (519,719)      (295,908)
                                                                      -------------- --------------  --------------

Cash flows from financing activities:
 Withdrawals from policyholder accounts                                    (933,785)    (1,034,464)    (1,295,617)
 Deposits to policyholder accounts                                        1,116,975      1,202,076        856,339
 Capital contribution by parent                                                  --             --         75,000
 Securities lending                                                         317,715             --             --
                                                                      -------------- --------------  --------------
    Net cash provided by (used in) financing activities                     500,905        167,612       (364,278)
                                                                      -------------- --------------  --------------

Change in cash and cash equivalents                                          92,766        183,760       (135,462)

Cash and cash equivalents at beginning of year                              684,618        500,858        636,320
                                                                      -------------- --------------  --------------
Cash and cash equivalents at end of year                                $   777,384    $   684,618    $   500,858
                                                                      ============== ==============  ==============

See accompanying notes to consolidated financial statements.

                        KEYPORT LIFE INSURANCE COMPANY
                  Notes to Consolidated Financial Statements
                          December 31, 1995 and 1994
                                (in thousands)

(1) Organization

Keyport Life Insurance Company offers a diversified line of fixed and variable annuity products designed to serve the growing retirement savings market. These annuity products primarily consist of single premium deferred and variable annuities that are sold through a wide ranging network of banks, agents, and securities dealers.

The consolidated financial statements include Keyport Life Insurance Company and its wholly owned subsidiaries, Independence Life and Annuity Company ("Independence Life"), Keyport Advisory Services Corporation, and Keyport Financial Services Corporation (collectively, the "Company"). The Company is a wholly owned subsidiary of Stein Roe Services Incorporated ("Stein Roe"). Stein Roe is a wholly owned subsidiary of Liberty Financial Companies, Incorporated ("Liberty Financial") which is a majority-owned indirect subsidiary of Liberty Mutual Insurance Company ("Liberty Mutual").

(2) Summary of Significant Accounting Policies

(a) Basis of Reporting and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) which vary in certain respects from reporting practices prescribed or permitted by state insurance regulatory authorities. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual amounts could subsequently differ from such estimates. All significant intercompany transactions and balances have been eliminated.

(b) Investments

Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). SFAS 115 segregates fixed maturity investments into three classifications: "held to maturity", "trading" and "available for sale." Securities may be designated as held to maturity only if there is the positive intent and ability to hold these securities to maturity. Held to maturity securities are carried at amortized cost. Securities purchased for short-term resale are classified as trading and are carried at fair value. Unrealized gains and losses on trading account securities are recognized in income. Fixed maturity investments are classified as available for sale if they might be sold in response to changes in market interest rates, changes in the security's prepayment risk, general liquidity needs, or other factors. Available for sale securities are carried at fair value and unrealized gains and losses (net of related adjustments to deferred policy acquisition costs, value of insurance in force and deferred income taxes) are recorded directly to stockholder's equity. Equity securities are classified as available for sale and are carried at fair value. Unrealized gains and losses on equity securities are credited or charged directly to stockholder's equity net of applicable deferred income taxes.

Accordingly, as of January 1, 1994, the Company reclassified certain fixed maturity investments from the held to maturity to the available for sale category to conform to the classification criteria prescribed in SFAS 115. This had the effect of recording a net unrealized gain of $41,614 directly to stockholder's equity.

As of December 31, 1995, pursuant to a Guide to Implementation of SFAS 115 issued by the Financial Accounting Standards Board in November 1995, the Company made a one-time reclassification from fixed maturities held to maturity to fixed maturities available for sale. This had the effect of recording a net unrealized gain of $13,867 directly to stockholder's equity.

The Company enters into dollar roll transactions to enhance the yield of its mortgage backed portfolio. Dollar roll transactions represent a one month reverse repurchase agreement involving mortgage backed securities, frequently those issued by a U.S. Government Agency. Dollar roll transactions under which substantially the same securities are received at the end of the repurchase period are accounted for as financing arrangements. Accordingly, both the collateral and repurchase liability are reflected on the balance sheet and the transaction fee is recorded over the period of the agreement. As of December 31, 1995, the Company was engaged in one dollar roll agreement classified as a financing arrangement involving a FNMA mortgage backed security with market value of $87,198. The Company did not enter into dollar roll agreements during 1994.

The Company from time to time engages in securities lending under which it lends certain U.S. Government and corporate bonds to approved counterparties to enhance the yield of its bond portfolio. The carrying values of the loaned securities are unaffected by the transaction, and the lending fee is recorded during the period the securities are loaned. The Company records the collateral received for the security lending transaction as an asset and its obligation to return the collateral at the end of the transaction as a liability. As of December 31, 1995, the Company had recorded an asset, and a corresponding liability of $230,517 for cash pledged as collateral. The Company did not enter into any securities lending transactions in 1994.

Fixed maturities and mortgage loans with premiums and discounts are amortized using the interest method. Unamortized premiums and discounts on mortgage backed securities are amortized using the interest method over the estimated remaining term of the securities, adjusted for anticipated prepayments.

Policy loans are carried at the unpaid principal balance plus accrued interest. Cash and cash equivalents are carried at cost, which approximates market.

Realized investment gains and losses are calculated on a first-in, first-out basis. For each investment security where a decline in value is determined to be other than temporary, the Company's policy is to write down the investment security to fair value with the charge to realized investment losses. Sales of securities supporting the Company's single premium deferred annuities and single premium whole life products result in adjustments to the amortization of the deferred policy acquisition costs and the value of insurance in force. The increase or decrease in amortization relating to such adjustments is included in realized investment gains and losses to reflect the acceleration or delay in the incidence of the estimated gross profits.

(c) Derivative Financial Instruments

Effective December 31, 1994, the Company adopted Statement of Financial Accounting Standards No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments" ("SFAS 119"). SFAS 119 requires specific disclosures about derivative financial instruments such as forward, swap and option contracts and requires distinguishing between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading.

As part of the Company's overall risk management policy, the Company uses interest rate swaps and interest rate caps. Interest rate swaps are used to reduce the risk in a rising interest rate environment by providing additional investment income to cover higher competitive credited rates to policyholders to reduce the invested asset duration, and to better match the interest rates earned on invested assets with those interest rates credited to policyholders. Interest rate swaps are considered synthetic alterations since the objective of the swaps is to change the characteristics of the underlying invested assets to reduce the impact of rising interest rates. Since interest rate swaps are designated as synthetic alterations of securities available for sale, interest rate swaps are carried at fair value for those securities, and the unrealized gain or loss is included in stockholder's equity.

The net differential to be paid or received on interest rate swaps is recorded monthly in investment income as interest rates change. From time to time, swap positions may be terminated. If the terminated swap was accounted for as a hedge, realized gains or losses are amortized over the remaining life of the swap. Conversely, if the terminated swap was not accounted for as a hedge, or the assets and liabilities that were altered no longer exist, the swap position is marked to market, and realized gains or losses are immediately recognized in income. The Company is exposed to potential credit loss in the event of nonperformance by the counterparty to the interest rate swap agreements with respect to only the net differential payments.

Interest rate caps are used to minimize exposure to rising interest rates. The Company receives payments when the indexed rate exceeds the stated strike rate. The cost of interest rate caps is amortized on a straight-line basis over the period to maturity. Since interest rate caps are designed as synthetic alterations of securities available for sale, interest rate caps are carried at fair value and the unrealized gain or loss is included in stockholder's equity.

The Company also utilizes derivative financial instruments to replicate positions in a trading portfolio of pass-through mortgage backed securities. As a result, these derivative financial instruments are classified as trading instruments and are recorded at fair value. Realized and unrealized changes in fair value are recognized in realized investment gains and losses. Interest income arising from these trading instruments is included in net investment income.

(d) Recognition of Insurance Revenues and Policy Benefits

Revenues from single premium whole life policies and single premium deferred annuities include mortality charges, surrender charges, policy fees and contract fees and are recognized when assessed. Policyholder account balances consist of deposits received plus credited interest, less accumulated policyholder charges, assessments, and withdrawals. Policy benefits that are charged to expenses include benefit claims incurred in the period in excess of related policy account balances. Interest crediting rates ranged from 3.60% to 8.35%, 3.75% to 8.50%, and 3.75% to 8.90% at December 31, 1995,
1994, and 1993, respectively.

(e) Deferred Policy Acquisition Costs and Value of Insurance in Force

Policy acquisition costs are the costs of acquiring new business which vary with, and are primarily related to, the production of new business. These costs are deferred to the extent they are deemed recoverable from future gross profits. Such costs include commissions, costs of policy issuance and underwriting, and variable agency expenses. Costs deferred are amortized in relation to the present value of estimated gross profits from mortality, investment and expense margins. Amortization of such cost is adjusted to reflect the effect of differences between original assumptions and actual experience.

Value of insurance in force represents the actuarially determined present value of projected future profits from policies in force at the date of their acquisition. This amount is amortized in proportion to the projected emergence of profits over periods not exceeding fifteen years for annuities and twenty-five years for life insurance.

Deferred policy acquisition costs and value of insurance in force are adjusted to reflect the amounts associated with realized and unrealized investment gains and losses pertaining to single premium deferred annuities and single premium whole life products.

(f) Intangible Assets

Intangible assets consist primarily of goodwill. Goodwill is the excess of the purchase price over the fair value of the net assets acquired by Liberty Mutual and is amortized on a straight-line basis over twenty-five years.

(g) Separate Account

Separate account assets, which are carried at fair value, consist principally of investments in mutual funds and are included as a separate caption in the consolidated balance sheets. Investment income and changes in asset values are fully allocated to variable annuity and variable life policyholders and, therefore, do not affect the operating results of the Company. The Company provides administrative services and bears the mortality risk related to these contracts. Fees earned by the Company related to these contracts were $14,646, $13,694 and $8,489, for the years ended December 31, 1995, 1994 and
1993, respec-
tively. As of December 31, 1995 and 1994, the Company also classified $72,533 and $64,962, respectively, of its investments in certain mutual funds sponsored by the Company and its affiliates as separate account assets.

(h) Federal Income Taxes

Beginning in 1994, the Company is included in Liberty Mutual's consolidated tax return. The Company calculates its consolidated income tax liability as if it filed its own consolidated federal income tax return.

(i) Cash and Cash Equivalents

Cash and cash equivalents include short-term investments which have an original maturity of three months or less from the time of purchase.

(j) Reclassifications

Certain reclassifications have been made to the prior year consolidated financial statement amounts to conform to the current year presentation.

(3) Acquisition

On October 1, 1993, the Company acquired the common stock of Crown America Life Insurance Company (Crown America), a Michigan insurance company, for $27,877. The acquisition was accounted for as a purchase and, accordingly, operating results are included in the accompanying consolidated financial statements from date of acquisition. In connection with the acquisition, the Company acquired assets with a fair value of $185,735 and assumed liabilities of $157,858.

On February 22, 1994, the acquisition was completed with the contingent purchase price payment of $1,479, which increased the value of insurance in force.

On December 29, 1993, Crown America was redomesticated to the state of Rhode Island and, on January 10, 1994, the name was changed to Keyport America Life Insurance Company. On July 19, 1995, the name was changed to Independence Life and Annuity Company.

(4) Investments

(a) Fixed Maturities

Fair values of publicly-traded securities are determined using values reported by an independent pricing service. Fair values of conventional mortgage backed securities not actively traded in a liquid market are obtained through broker-dealer quotations. Fair values of private placement bonds are determined by obtaining market indications from various broker-dealers. The amortized cost and fair values of investments in fixed maturities at December 31, 1995 and 1994 were as follows:

                                                                                      December 31, 1995
                                                                    ----------------------------------------------------
                                                                                      Gross        Gross
                                                                       Amortized    Unrealized  Unrealized      Fair
                                                                         Cost         Gains       Losses        Value
                                                                    ------------- ------------ ------------  ------------
Available for sale:
 U.S. Treasury securities                                             $  360,157     $  9,020    $   (209)   $  368,968
 Mortgage backed securities of U.S. government corporations and
  agencies                                                             1,585,538       58,795      (5,250)    1,639,083
 Obligations of states and political subdivisions                         26,688        1,324          --        28,012
 Debt securities issued by foreign governments                            57,446        4,258         ---        61,704
 Corporate securities                                                  3,479,584      224,332      (7,309)    3,696,607
Other mortgage backed securities                                       1,951,480       66,530     (71,754)    1,946,256
 Asset backed securities                                               1,543,891       29,823      (1,446)    1,572,268
 Senior secured loans                                                    223,050           --          --       223,050
                                                                    ------------- ------------ ------------  ------------
    Total fixed maturities available for sale                         $9,227,834     $394,082    $(85,968)   $9,535,948
                                                                    ============= ============ ============  ============

                                                                                      December 31, 1994
                                                                    ------------------------------------------------------
                                                                                     Gross         Gross
                                                                      Amortized    Unrealized   Unrealized       Fair
                                                                        Cost         Gains        Losses         Value
                                                                    ------------- ------------ -------------  -------------
Held to maturity:
 Mortgaged backed securities of U.S. Government corporations and
  agencies                                                           $  206,569     $ 8,683      $     (18)   $  215,234
 Obligations of states and political subdivisions                        21,452         277            (28)       21,701
 Corporate Securities                                                   843,669      14,564        (17,005)      841,228
 Other mortgage backed securities                                        79,164          44         (3,385)       75,823
 Asset backed securities                                                297,826          88         (9,235)      288,679
                                                                    ------------- ------------ -------------  -------------
    Total fixed maturities held to maturity                          $1,448,680     $23,656      $ (29,671)   $1,442,665
                                                                    ============= ============ =============  =============
Available for sale:
 U.S. Treasury securities                                            $  271,700     $     2      $  (8,390)   $  263,312
 Mortgaged backed securities of U.S. Government corporations and
  agencies                                                            1,238,925       1,244        (76,651)    1,163,518
 Obligations of states and political subdivisions                        37,718         433             --        38,151
 Debt securities issued by foreign governments                           82,608       1,049         (4,079)       79,578
 Corporate securities                                                 2,607,712      17,951       (116,077)    2,509,586
 Other mortgage backed securities                                     1,186,515      14,577        (70,250)    1,130,842
 Asset backed securities                                              1,123,803         654        (45,713)    1,078,744
 Senior secured loans                                                   246,084          --             --       246,084
                                                                    ------------- ------------ -------------  -------------
    Total fixed maturities available for sale                        $6,795,065     $35,910      $(321,160)   $6,509,815
                                                                    ============= ============ =============  =============

At December 31, 1995 and 1994, bonds with an amortized cost of $7,710 and $7,657, respectively, were on deposit with regulatory authorities.

(b) Contractual Maturities

The amortized cost and fair value of fixed maturities for the various categories at December 31, 1995, by contractual maturity, are set forth below. Expected maturities may differ from contractual maturities as borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

                                                       December 31, 1995
                                                  -----------------------------
                                                 Amortized Cost    Fair Value
                                                 ---------------  -------------
Available for sale:
 Due in one year or less                           $  254,299      $  256,055
 Due after one year through five years              1,503,507       1,564,132
 Due after five years through ten years             1,838,679       1,953,542
 Due after ten years                                  550,440         604,612
                                                 ---------------  -------------
                                                    4,146,925       4,378,341

 Mortgage and asset backed securities               5,080,909       5,157,607
                                                 ---------------  -------------

    Total fixed maturities available for sale      $9,227,834      $9,535,948
                                                 ===============  =============

(c) Net Unrealized Investment Gains (Losses)

Net unrealized investment gains (losses) as of December 31, 1995 and 1994 were as follows:

                                                                  December 31
                                                          -------------------------
                                                              1995          1994
                                                          ------------  ------------
Fixed maturities available for sale:
 Gross unrealized gains                                     $ 394,082    $  35,910
 Gross unrealized losses                                      (85,968)    (321,160)
                                                          ------------  ------------
                                                              308,114     (285,250)
Adjustments for:
 Deferred acquisition costs                                  (151,351)     135,059
 Value of insurance in force                                  (32,459)      53,344
                                                          ------------  ------------
    Total fixed maturities                                    124,304      (96,847)
Equity securities and investments in separate account:
 Gross unrealized gains                                        16,927        1,932
 Gross unrealized losses                                       (1,980)      (4,261)
                                                          ------------  ------------
    Total equity securities                                    14,947       (2,329)
Interest rate caps                                             (7,294)          --
                                                          ------------  ------------
                                                              131,957      (99,176)
Deferred federal income taxes                                 (46,185)      34,712
                                                          ------------  ------------
    Net unrealized investment gains (losses)                $  85,772    $ (64,464)
                                                          ============  ============

(d) Net Investment Income

Net investment income is summarized as follows:

                                  Year Ended December 31,
                            -----------------------------------
                                1995        1994        1993
                            ----------- ----------- -----------
Fixed maturities              $683,429    $635,947    $619,847
Equity securities                4,807       2,132       2,368
Mortgage loans                  12,444      15,416      17,252
Policy loans                    28,485      26,295      22,766
Cash and cash equivalents       41,643      20,727      18,551
                            ----------- ----------- -----------
 Gross investment income       770,808     700,517     680,784
Investment expenses            (13,447)    (10,942)    (11,117)
                            ----------- ----------- -----------
    Net investment income     $757,361    $689,575    $669,667
                            =========== =========== ===========

As of December 31, 1994, the carrying value of fixed maturity investments that were non-income producing for the preceding twelve months was $4,967. There were no non-income producing fixed maturity investments as of December 31, 1995.

(e) Net Realized Investment Gains (Losses)

Net realized investment gains (losses) are summarized as follows:

                                                     Year Ended December 31,
                                               -----------------------------------
                                                  1995        1994        1993
                                               ----------- ---------- -----------
Fixed maturities--held to maturity
 Gross gains                                    $  1,306    $  3,493    $ 31,594
 Gross losses                                        (64)       (755)     (3,070)
 Other than temporary declines                        --      (7,904)         --
 Provisions for possible investment losses            --          --     (16,609)
Fixed maturities--available for sale
 Gross gains                                       8,156      26,043       7,097
 Gross losses                                    (15,982)    (26,831)     (6,311)
 Other than temporary declines                        --      (3,610)         --
 Provisions for possible investment losses            --          --       7,487
Equity securities                                  1,279        (845)     11,228
Interest rate swaps                                 (860)        (28)    (16,193)
Interest rate caps                                    --          --      (6,082)
Other                                                (13)       (809)      1,412
                                               ----------- ---------- -----------
  Gross realized investment gains (losses)        (6,178)    (11,246)     10,553
Amortization adjustments:
 Deferred policy acquisition costs                 2,220       2,675         785
 Value of insurance in force                          --         351          65
                                               ---------- ----------- -----------
  Net realized gains (losses)                   $ (3,958)   $ (8,220)   $ 11,403
                                               ========== =========== ===========

Proceeds from sales of fixed maturities were as follows:

                                             Year Ended December 31,
                                       -----------------------------------
                                           1995       1994        1993
                                       ----------- ----------- -----------
Fixed maturities--available for sale     $565,366   $927,779    $313,568
Fixed maturities--held to maturity         14,930     10,637      97,816
                                       ----------- ----------- -----------
  Total proceeds                         $580,296   $938,416    $411,384
                                       =========== =========== ===========

The sale of fixed maturities held to maturity during 1995 and 1994 relate to certain securities, with an amortized cost of $14,994 and $10,630, respectively, which were sold specifically due to a significant deterioration in the issuer's creditworthiness.

(f) Concentration of Investments

Investments in a single entity (all of which are fully collateralized and guaranteed by an agency or agencies of the U.S. Government) in excess of ten percent of total stockholder's equity as of December 31, 1995 and 1994 were as follows:

                                 Carrying Value at
                                   December 31,
                             -----------------------
                                 1995        1994
                             ----------- -----------
Mortgage backed securities
 FNMA Pool #303075             $134,884    $125,212
 Morgan Stanley CMO (33--5)     108,051     101,832
 FNMA Pool #303074              105,832      98,470

Investments in fixed maturities are diversified among more than one hundred industries. Significant concentrations of credit risk are classified as follows:

                              Carrying Value at
                                 December 31,
                           -----------------------
                               1995        1994
                           ----------- -----------
Financial services           $547,872    $539,537
Telecommunications            324,029     276,559
Banks                         323,579     247,514
Electrical services           271,822     437,339
Oil and gas                   261,161     274,026
Paper products                205,889     146,472
Retail                        197,064     247,874
Transportation equipment      168,588     146,593
Credit institutions                --     173,565
Food and beverage                  --     151,758

(g) Quality Ratings

The carrying values of publicly traded and privately placed fixed maturities at December 31, 1995 represented by each quality ratings category were as follows:

                                       Carrying Value at December 31, 1995
                                  -----------------------------------------------
                                 Publicly Trades   Privately Placed     Total
                                 ----------------  ----------------- ------------
Investment grade:
 U.S. government                    $  368,969                --     $  368,969
 Class 1                             4,996,275        $1,480,089      6,476,364
 Class 2                               982,096           896,673      1,878,769
                                 ----------------  ----------------- ------------
  Total investment grade             6,347,340         2,376,762      8,724,102
                                 ----------------  ----------------- ------------
Below investment grade:
 Class 3                               317,131           147,517        464,648
 Class 4                               201,718           123,032        324,750
 Class 5                                    --            22,448         22,448
                                 ----------------  ----------------- ------------
  Total below investment grade         518,849           292,997        811,846
                                 ----------------  ----------------- ------------
  Total fixed maturities            $6,866,189        $2,669,759     $9,535,948
                                 ================  ================= ============

The Company held no securities rated Class 6 at December 31, 1995.

Securities that are rated class 1 or 2 by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC), or, if not so rated, securities that are rated "BBB-" or above by S&P, or "Baa3" or above by Moody's (using the lower of the S&P or Moody's rating) are considered "investment grade" securities. Securities included in the U.S. government category in the preceding table are those as defined by the NAIC.

The distribution of fixed maturities quality ratings were as follows:

                                                December 31,
                                           ---------------------
                                              1995       1994
                                            --------- ----------
Class 1 (including U.S. government)           71.8%      72.3%
Class 2                                       19.7%      19.9%
Class 3                                        4.9%       5.6%
Class 4                                        3.4%       2.0%
Class 5                                        0.2%       0.2%

(h) Derivative Financial Instruments

The Company's primary objective in acquiring certain derivative financial instruments is the management of interest rate risk. Interest rate risk results from a mismatch in the timing and amount of invested asset and policyholder liability cash flows. The Company seeks to manage this risk through various asset/liability management strategies such as the setting of renewal rates and by investment portfolio actions designed to address the interest rate sensitivity of asset cash flows in relation to liability cash flows. Portfolio actions used to manage interest rate risk include managing the effective duration of portfolio securities and utilizing interest rate swaps and caps.

Interest rate swaps

The Company uses a combination of three distinct classes of interest rate swaps to reduce interest rate risk. The following table summarizes the categories of swaps used, their notional amounts, their weighted average interest rates as of the reporting period date, and their effects on the consolidated balance sheets and statements of income. The majority of swaps mature beginning in 1999 through 2001. The fair values of the interest rate swaps are primarily obtained from dealer quotes. These values represent the estimated amounts the Company would receive or pay to terminate the contracts, taking into account current interest rates and, when appropriate, the current creditworthiness of the counterparties.

                                                                                                     December 31,
                                                                                              --------------------------
                                                                                                  1995          1994
                                                                                              -------------  ------------
Interest rate swaps:
(1) Pay fixed, receive variable rate--notional amount                                          $1,975,000     $775,000
    Average pay rate                                                                                 6.79%        7.19%
    Average receive rate                                                                             5.88%        7.61%
    Amount included in net investment income                                                   $   (2,751)    $ (1,213)
    Fair value                                                                                 $  (64,124)    $ 27,587
    Carrying value--unrealized gain (loss) included in fixed maturities available for sale     $  (64,124)    $ 27,587
    Deferred loss--included in fixed maturities available for sale                             $   (3,662)          --
(2) Pay variable, receive variable rate--notional amount                                               --     $300,000
    Average pay rate                                                                                   --         5.85%
    Average receive rate                                                                               --         6.42%
    Amount included in net investment income                                                   $   (1,251)    $  6,781
    Fair value                                                                                         --     $(14,550)
    Carrying value--unrealized gain (loss) included in fixed maturities available for sale             --     $(14,550)
    Deferred loss--included in fixed maturities available for sale                             $   (6,952)          --
(3) Spread lock swap--notional amount                                                                  --     $150,000
    Seven year swap spread                                                                             --         0.34%
    Amount included in net investment income                                                   $      746           --
    Fair value                                                                                         --     $    731
    Carrying value--unrealized gain (loss) included in fixed maturities available for sale             --     $    731

1) The Company had thirty-six interest rate swap contracts with a notional amount $1,975,000 and twenty contracts with a notional amount of $775,000 as of December 31, 1995 and 1994, respectively, on which it pays a fixed rate of interest and receives variable rates based on the two, five, and ten year "constant maturity" treasury or swap rate. The variable rates are reset to current market levels at six month intervals. The objective of holding this class of derivatives is to reduce invested asset duration and better match the interest rates earned on medium to long-term (greater than two year maturity) fixed rate assets with the interest rates credited to policyholders. The Company has medium to long-term invested assets of approximately $8,624,000 and $5,600,000 in 1995 and 1994, respectively. For the majority of new and existing single premium deferred annuities, credited rates are reset annually. In addition, rates credited on annuity policies are closely correlated with longer term interest rates, e.g., five or ten year market interest rates. This derivative class allows the Company to swap the fixed interest rates received on the medium to long-term fixed rate invested assets for a variable rate which is better correlated with rates credited to policyholders. This reduces the Company's risk in rising interest rate environments by providing investment income to cover higher competitive credited rates.

2) In 1994, the Company had six interest rate swaps contracts with a notional amount of $300,000 on which it paid a variable rate of interest based on the six month LIBOR and received a variable rate based on the ten year swap rate minus 1.50%. The objective of holding this class of derivatives is to better match the interest rates earned on short term and floating rate assets with the interest credited to policyholders. The Company had approximately $850,000 of invested assets where the Company received interest income based on interest rates closely correlated with short-term LIBOR. This derivative class allowed the Company to swap variable interest income received on short term and floating rate assets for a variable rate which was better correlated with rates credited to policyholders.

During 1995, certain swaps were sold as part of the Company's overall tax planning strategy. The Company unwound one pay fixed and six pay variable interest rate swap contracts with a notional amount of $350,000. In 1992 the Company unwound 3 contracts with a notional amount of $300,000. The resulting loss of $10,691 in 1995 and the gain of $16,230 in 1992 were deferred and amortized over the original remaining terms of the contracts, in accordance with hedge accounting. The following table summarizes the deferred gain
(loss) amounts included in the consolidated balance sheet and the expected recognition of income by year:

                                                               December 31,
                                                          ---------------------
                                                              1995       1994
                                                          ----------- ---------
Amounts expected to be included in net invested income:
 Within one year                                            $(1,861)    $4,720
 Within one to five years                                    (7,862)       891
                                                          ----------- ---------
   Total                                                    $(9,723)    $5,611
                                                          =========== =========

During 1993, the Company unwound interest rate swap contracts with a notional amount of $200,000. The swaps were unwound when the associated liabilities no longer existed, resulting in a loss of $16,193, which was recognized immediately.

3) In 1993, the Company entered into a $150,000 notional "spread lock" that terminated in 1995. The Company received/(paid) the present value of the seven year swap if corporate spreads widened/(compressed) above/(below) the seven year swap spread of 26 basis points based on the 7.5% U.S. Treasury note maturing November 15, 2001. As the result of the termination, the Company recognized income of $746 during 1995. The objective of this derivative was to reduce the exposure of the Company's fixed maturity investments to widening corporate spreads. The value of the Company's corporate bond portfolio decreased as corporate spreads widened. The Company's spread lock swap increased in value as spreads widened and thus reduced the Company's risk.

Interest rate caps

The Company had seven interest rate caps with a $450,000 notional amount and six interest rate caps with a $400,000 notional amount as of December 31, 1995 and 1994, respectively. These contracts are indexed to either the three month LIBOR, or to the two or five year constant maturity swap (CMS) rates. Under these contracts, the Company has paid a premium for the right to receive payments when the index rises above a predetermined level, i.e., the strike rate. The objective of holding these derivatives is to reduce the Company's risk in rising interest rate environments by providing additional investment income to cover higher competitive interest credited rates on policy liabilities.

The following table summarizes the interest rate caps, their notional amounts, their weighted average strike and index rates as of the reporting period date, and their effects on the consolidated balance sheets and income statements. The majority of caps mature in 1997 and 1999. The fair values of the interest rate caps are obtained from dealer quotes. These values represent the estimated amounts the Company would receive or pay to terminate the contracts, taking into account current interest rates and, when appropriate, the current credit-worthiness of the counterparties.

                                                                  December 31,
                                                             -----------------------
                                                                1995        1994
                                                             ----------------------
Interest rate caps:
Index: three month LIBOR--notional amount                     $200,000    $200,000
 Weighted average strike rate                                     8.50%       8.50%
 Weighted average current index                                   5.63%       6.44%
 Amortization expense included in net investment income       $   (648)   $   (649)
 Fair value                                                   $     46    $  2,698
 Carrying value                                               $  1,254    $  1,903
 Unrealized gain (loss) included in fixed maturities AFS      $ (1,208)   $    795
Index: two year CMS--notional amount                          $150,000    $100,000
 Weighted average strike rate                                     7.60%       7.25%
 Weighted average current index                                   5.28%       7.91%
 Amortization expense included in net investment income       $ (1,305)   $   (144)
 Fair Value                                                   $  1,001    $  4,930
 Carrying value                                               $  5,269    $  5,001
 Unrealized gain (loss) included in fixed maturities AFS      $ (4,268)   $    (71)
Index: five year CMS--notional amount                         $100,000    $100,000
 Weighted average strike rate                                     8.26%       7.93%
 Weighted average current index                                   5.66%       7.83%
 Amortization expense included in net investment income       $   (564)   $    (38)
 Fair value                                                   $    414    $  2,806
 Carrying value                                               $  2,232    $  2,800
 Unrealized gain (loss) included in fixed maturities AFS      $ (1,818)   $      6

During 1993, the Company sold interest rate caps with notional amounts of $300,000, resulting in realized losses of $4,082. In 1993, due to an other than temporary decline in value, the Company reduced the carrying value of the remaining interest rate caps by $2,000 resulting in a realized loss.

Trading Instruments

During 1995, a $50,000 notional current coupon mortgage swap matured. The Company paid a total return of a seven year swap to receive the total return of a current coupon, thirty year FNMA pass-through mortgage backed security plus 40%. The swap reset to market levels at two month intervals. The objective of the strategy was to replicate a position in FNMA pass-throughs with an enhanced return.

The following table summarizes the current coupon mortgage swap and the effects on the consolidated balance sheets and income statements. The swap matured in 1995. The fair value represents the estimated amount the Company had paid to terminate the contracts in 1994, taking into account current interest rates and, when appropriate, the current creditworthiness of the counterparties.

                                                                   December 31,
                                                               --------------------
                                                                 1995       1994
                                                                ------------------
Current coupon mortgage swap:
 Notional amount                                                    --    $50,000
 Pay rate at reporting date                                         --       8.05%
 Receive rate at reporting date                                     --       8.90%
 Amount included in net investment income                           --    $   455
 Amount included in net realized investment gains (losses)       $(860)   $   (28)
 Fair value                                                         --    $   153

(5) Fair Value of Financial Instruments

Estimated fair values of the Company's investments in fixed maturities, equity securities and derivative financial instruments are set forth in Note
4. Estimated fair values, methods and assumptions of the Company's other financial instruments are set forth below.

(a) Mortgage loans

For purposes of estimating fair value, mortgage loans are segregated into commercial real estate loans and residential mortgages. The fair value of commercial real estate loans is calculated by discounting scheduled cash flows through the stated maturity using estimated market rates. The estimated market rate is based on the five year prime mortgage rate. The fair value of residential mortgages is estimated by discounting contractual cash flows adjusted for expected prepayments using an estimated discount rate. The discount rate is an estimated market rate adjusted to reflect differences in servicing costs, and the expected prepayments are estimated based upon Company experience.

Mortgage loans are summarized as follows:

                                                        December 31, 1995
                                -----------------------------------------------------------------
                                                     Average          Estimated      Estimated
                                Carrying Value  Historical Yield    Discount Rate    Fair Value
                                ---------------  ---------------------------------  -------------
Commercial real estate loans        $39,500            9.4%              7.5%         $40,351
Residential mortgages                35,005           13.6%              7.5%          39,346

                                                        December 31, 1994
                                -----------------------------------------------------------------
                                                     Average          Estimated      Estimated
                                Carrying Value  Historical Yield    Discount Rate    Fair Value
                                ---------------  ---------------------------------  -------------
Commercial real estate loans        $87,000            9.4%              8.3%         $89,795
Residential mortgages                42,452           13.7%              8.3%          49,003

The weighted average maturities (which may be different from the stated maturities) for the cash flows used in deriving the estimated fair values for commercial real estate loans and residential mortgages are 0.3 years and 2.3 years, respectively, at December 31, 1995, and 1.3 years and 2.7 years, respectively, at December 31, 1994.

(b) Policy Loans

The carrying value of policy loans approximates fair value at December 31, 1995 and 1994.

(c) Policy Liabilities

The fair value of deposit liabilities with no stated maturity is equal to the amount payable on demand. The Company considers its policy liabilities to be similar to deposit liabilities.

The carrying value and estimated fair value of the policy liabilities at December 31, 1995 were $10,084,392 and $9,650,113, respectively. The carrying value and estimated fair value of the policy liabilities at December 31, 1994 were $9,344,044 and $8,961,971, respectively.

(6) Employee Benefit Plans

Keyport employees and certain employees of Liberty Financial are eligible to participate in the Liberty Financial Companies, Inc. Pension Plan (the "Plan"). Under the Plan, all employees are vested after five years of service. Benefits are based on years of service, the employee's average pay for the highest five consecutive years during the last ten years of employment, and the employee's estimated social security retirement benefit. The Company's funding policy is to contribute the minimum required employer contribution under the Employee Retirement Income Security Act of 1974. The Company may, from time to time, increase its employer contributions beyond the minimum amount, but within IRS guidelines.

Changes in prior service costs are amortized over the expected future service periods of active participants expected to receive benefits under the Plan as of the date such costs are first recognized. Cumulative net actuarial gains and losses in excess of a corridor amount are amortized over the expected future service periods of active participants expected to receive benefits under the Plan.

The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated balance sheets. Substantially all of the Plans' assets are invested in mutual funds sponsored by an affiliated company.

                                                                                          December 31,
                                                                                     ---------------------
                                                                                        1995       1994
                                                                                      --------- ----------
Actuarial present value of benefit obligations:
 Accumulated benefit obligation, including vested benefits of $6,082 and $4,197        $ 6,915    $ 5,025
                                                                                      ========= ==========
 Projected benefit obligation for service to date                                      $ 9,185    $ 6,523
 Plan assets at fair value                                                              (5,703)    (4,459)
                                                                                      --------- ----------
 Projected benefit obligation in excess of Plan assets                                   3,482      2,064
 Unrecognized net actuarial loss                                                        (1,740)      (227)
 Prior service cost not yet recognized in net periodic pension cost                       (206)      (660)
                                                                                      --------- ----------
 Accrued pension cost                                                                  $ 1,536    $ 1,177
                                                                                      ========= ==========

                                                     Year Ended December 31,
                                                    -------------------------
                                                      1995    1994     1993
                                                     -------  ------ --------
Pension cost includes the following components:
 Service cost benefits earned during the period      $ 541    $ 532    $ 392
 Interest cost on projected benefit obligation         603      534      423
 Actual return on Plan assets                         (999)      63     (185)
 Net amortization and deferred amounts                 600     (338)     (88)
                                                     -------  ------- -------
 Net periodic pension cost                           $ 745    $ 791    $ 542
                                                     =======  ======= =======

The assumptions used to develop the actuarial present value of the projected benefit obligation, and the expected long-term rate of return on Plan assets are as follows:

                                                 Year Ended December 31,
                                                -------------------------
                                                  1995    1994     1993
                                                 ------- ------- --------
Discount rate                                     7.25%   8.25%    7.25%
Expected long-term rate of return on assets       8.50%   8.50%    8.50%
Rate of increase in compensation levels           5.25%   5.25%    5.25%

The Company also provides a savings and investment plan with a matching savings program containing several investment options for which substantially all employees are eligible. In addition, the Company has a non-qualified deferred compensation plan for certain employees.

(7) Deferred Policy Acquisition Costs and Value of Insurance In Force

The amounts of policy acquisition costs deferred and amortized are summarized below:

                                                             Year Ended December 31,
                                                      ------------------------------------
                                                          1995         1994        1993
                                                      ------------ ----------- -----------
Balance, beginning of year                              $ 439,232    $262,646    $211,330
                                                      ------------ ----------- -----------
Additions:
 Policy acquisition costs deferred during period:
  Commissions                                              70,484      82,626      81,515
  Other expenses                                           12,687       8,400      10,019
                                                      ------------ ----------- -----------
    Total deferrals                                        83,171      91,026      91,534
  Adjustments for unrealized investment losses                 --     135,059          --
  Adjustments for realized investment losses                2,220       2,675         785
                                                      ------------ ----------- -----------
    Total additions                                        85,391     228,760      92,319
                                                      ------------ ----------- -----------
 Deductions:
  Amortization expense                                    (58,541)    (52,174)    (41,003)
  Adjustments for unrealized investment gains            (286,410)         --          --
                                                      ------------ ----------- -----------
    Total deductions                                     (344,951)    (52,174)    (41,003)
                                                      ------------ ----------- -----------
Balance, end of year                                    $ 179,672    $439,232    $262,646
                                                      ============ =========== ===========

The value of insurance in force is summarized below:

                                                         Year Ended December 31,
                                                   -----------------------------------
                                                      1995        1994        1993
                                                   ----------- ----------- -----------
Balance, beginning of year                          $139,221    $101,036    $115,824
                                                   ----------- ----------- -----------
 Additions:
  Value of insurance purchased                            --       1,479       7,522
  Interest accrued on unamortized balance              4,578       4,994       6,124
  Adjustments for unrealized investment losses            --      53,344          --
  Adjustments for realized investment losses              --         351          65
                                                   ----------- ----------- -----------
    Total additions                                    4,578      60,168      13,711
                                                   ----------- ----------- -----------
 Deductions:
 Amortization expense                                (14,057)    (21,983)    (28,499)
 Adjustments for unrealized investment gains         (85,803)         --          --
                                                   ----------- ----------- -----------
    Total deductions                                 (99,860)    (21,983)    (28,499)
                                                   ----------- ----------- -----------
Balance, end of year                                $ 43,939    $139,221    $101,036
                                                   =========== =========== ===========

Interest is accrued on the unamortized value of insurance in force balance at the contract rate of 5.58%, 5.49% and 6.01% for the years ended December 31, 1995, 1994 and 1993, respectively.

Estimated net amortization expense of the value of insurance in force as of December 31, 1995, is as follows: 1996 - $7,747; 1997 - $8,169; 1998 -
$7,218; 1999 - $6,648; 2000 - $6,199; and thereafter - $40,417.

(8) Federal Income Taxes

The provision for federal income taxes, computed under the asset and liability method, is summarized as follows:

                                  Year Ended December 31,
                              -------------------------------
                                1995       1994       1993
                              ---------  --------- ----------
Current                        $37,746    $18,118    $24,878
Deferred                           585     13,933      3,832
                              ---------  --------- ----------
Federal income tax expense     $38,331    $32,051    $28,710
                              =========  ========= ==========

A reconciliation of federal income tax expense as recorded in the accompanying consolidated statements of operations with expected federal income tax expense computed at the applicable federal tax rate of 35% is as follows:

                                                             Year Ended December 31,
                                                         -------------------------------
                                                           1995       1994       1993
                                                         ---------  --------- ----------
Expected income tax expense                               $37,779   $33,347    $30,347
Increase (decrease) in income taxes resulting from:
Nontaxable investment income                               (1,737)   (2,099)    (2,189)
Amortization of goodwill                                      396       396        396
Other, net                                                  1,893       407        156
                                                         ---------  --------- ----------
Actual federal income tax expense                         $38,331   $32,051    $28,710
                                                         =========  ========= ==========

In August 1993, the Omnibus Budget Reconciliation Act of 1993 was enacted. This law increased the Company's top marginal tax rate to 35% from 34% retroactive to January 1, 1993. The effect of this change in tax rates on the Company's consolidated financial statements was not material.

The components of deferred federal income taxes are as follows:

                                                                 December 31,
                                                          ---------------------------
                                                              1995          1994
                                                         -------------  -------------
Deferred tax assets:
 Policy liabilities                                        $(140,971)     $(127,558)
 Excess of tax over book bases--investments                       --        (69,039)
 Guaranty association fees                                    (7,679)        (8,642)
 Net operating loss carryforward                              (3,041)        (3,573)
 Deferred gain on interest rate swap agreements                 (312)        (1,964)
 Other                                                        (1,039)        (3,914)
                                                         -------------  -------------
    Total deferred tax assets                               (153,042)      (214,690)
                                                         -------------  -------------
Deferred tax liabilities:
 Excess book over tax basis--investments                     130,530             --
 Deferred policy acquisition costs                            44,468        137,909
 Value of insurance inforce and intangibles                    7,152         34,420
 Deferred loss on interest rate swap agreements                3,715             --
                                                         -------------  -------------
    Total deferred tax liabilities                           185,865        172,329
                                                         -------------  -------------
    Net deferred federal income tax liability (asset)      $  32,823      $ (42,361)
                                                         =============  =============

The Company believes that it is more likely than not that the Company will realize the benefits of the total deferred tax assets and, accordingly, believes that a valuation allowance with respect to the realization of the total deferred tax assets is not necessary. While there are no assurances that this benefit will be realized, the Company expects that the net deductible amounts will be recoverable through the reversal of taxable temporary differences, taxes paid in the carryback period, tax planning strategies, and future expectations of taxable income.

As of December 31, 1995 and 1994, the Company had approximately $8,688 and $10,208 respectively, of net operating loss carryforwards relating to Independence Life's operations prior to the acquisition by the Company. These operating loss carryforwards are limited to use against future taxable profits of Independence Life and expire through 2006.

Income taxes paid were $44,694, $28,811, and $17,722 for the years ended December 31, 1995, 1994 and 1993, respectively.

(9) Statutory Information and Dividend Restrictions

Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ from GAAP. In converting to GAAP, adjustments to the Company's statutory amounts include: the deferral and amortization of the costs of acquiring new policies, such as commissions and other issue costs; the deferral of federal income taxes; the recognition as revenues of premiums for investment-type products for statutory purposes but as deposits to policyholders' accounts under GAAP. In addition, different assumptions are used in calculating policyholder liabilities, different methods are used for calculating valuation allowances for statutory and GAAP purposes, and the Company's realized gains and losses on fixed income investments due to interest rate changes are not deferred for GAAP. Statutory surplus and statutory net income are presented below:

                             Year Ended December 31,
                       -----------------------------------
                          1995        1994        1993
                       ----------- ----------- -----------
Statutory surplus       $535,179    $546,440    $517,181
Statutory net income      25,689      24,871      65,315

The maximum amount of dividends which can be paid by the Company without prior approval of the Insurance Commissioner of the State of Rhode Island is subject to restrictions related to statutory surplus and statutory net gains from operations. As of December 31, 1995, such restriction would limit dividends to approximately $34,604. The Company has not paid dividends since the acquisition by Liberty Mutual.

(10) Transactions with Affiliated Companies

As of December 31, 1995 and 1994, the Company had $39,500 and $87,000, respectively, of commercial real estate loans of affiliated investment partnerships. These mortgages are unconditionally guaranteed by Liberty Mutual.

The Company reimbursed Liberty Financial and certain affiliates for expenses incurred on its behalf for the years ended December 31, 1995, 1994 and 1993. These reimbursements included corporate general and administrative expenses, corporate overhead, such as executive and legal support, and investment management services. The total amounts reimbursed were $7,626, $7,345 and $7,444 for the years ended December 31, 1995, 1994 and 1993, respectively.

During 1993 the Company received a $75,000 capital contribution from Liberty Financial.

(11) Commitments and Contingencies

The Company leases data processing equipment, furniture and certain office facilities from others under operating leases expiring in various years through 2001. Rental expense amounted to $3,221, $3,011 and $3,042 for the years ended December 31, 1995, 1994 and 1993, respectively. For each of the next five years, and in the aggregate, as of December 31, 1995, the following are the minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year:

1996                                     $ 3,211
1997                                       2,641
1998                                       2,491
1999                                       2,347
2000                                       2,310
Thereafter                                 2,308
                                        ---------
Total minimum future rental payments     $15,308
                                        =========

Under existing guaranty fund laws in all states, insurers licensed to do business in those states can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. The actual amount of such assessments will depend upon the final outcome of rehabilitation proceedings and will be paid over several years. In 1995, 1994 and 1993, the Company was assessed $8,143, $7,674 and $7,314, respectively. During 1995, 1994 and 1993, the Company recorded $2,000, $7,200, and $3,714, respectively, of provisions for state guaranty fund association expenses.

Based on information recently provided by the industry association with respect to aggregate assessments related to known insolvencies, the range of future assessments with respect to known insolvencies is estimated by the Company to be between $16,500 and $25,500, taking into account the industry association information as well as the Company's own estimate of its potential share of such aggregate assessments. At December 31, 1995 and 1994, the reserve for such assessments was $21,940 and $24,688, respectively.

The Company is contingently liable for certain structured settlements written by a subsidiary of Liberty Mutual and assigned to Keyport Life. The Company guarantees to the policyholder payment in the event of nonperformance. The loss contingency related to the structured settlements is approximately $160,000. In the opinion of management, the likelihood of loss is remote.

The Company is involved, from time to time, in litigation incidental to its business. In the opinion of management, the resolution of such litigation is not expected to have a material adverse effect on the Company's financial condition.

                                  APPENDIX A

                         TERM INTEREST ILLUSTRATIONS

Set forth below is an illustration of how interest will be credited to an Interest Account during a ten-year Term and a Indexed Account during a five-year Term. The illustration also applies to a shorter Term if values for inapplicable years are ignored. For the purpose of this illustration certain assumptions are made as indicated.

NOTE: THE FOLLOWING EXAMPLES ASSUME NO SURRENDERS OF ANY AMOUNT DURING THE ENTIRE TERM. A MARKET VALUE ADJUSTMENT OR SURRENDER CHARGE MAY APPLY TO ANY SUCH INTERIM SURRENDER. (SEE "SURRENDERS".) THE HYPOTHETICAL GUARANTEED INTEREST RATE, GUARANTEED INTEREST RATE FACTORS, AND INCREASES IN THE INDEX ARE ILLUSTRATIVE ONLY AND ARE NOT INTENDED TO PREDICT FUTURE GUARANTEED INTEREST RATES OR RATE FACTORS TO BE DECLARED UNDER A CERTIFICATE OR FUTURE CHANGES IN THE INDEX. AS TO INTEREST ACCOUNTS, ACTUAL GUARANTEED INTEREST RATES DECLARED FOR ANY GIVEN TERM MAY BE MORE OR LESS THAN THE 6% SHOWN. LIKEWISE, ACTUAL GUARANTEED INTEREST RATE FACTORS DECLARED FOR INDEXED ACCOUNTS AT ANY GIVEN TIME MAY BE HIGHER OR LOWER THAN THE FACTORS SHOWN IN THE ILLUSTRATION (PROVIDED THAT THE FLOOR MAY NEVER BE LESS THAN 0). MOREOVER, THERE ARE NO GUARANTEES THAT THE INDEX WILL INCREASE DURING THE COURSE OF A TERM OR THAT IT WILL BE HIGHER THAN THE INDEX AT THE BEGINNING OF THE TERM OR AT ANY TIME DURING THE TERM WHEN INDEX INCREASES ARE CREDITED.

A. Illustration of Interest Account

Beginning Account Value:         $100,000
Guaranteed Interest Rate:        6% per year compounded annually

                 Account Value at End of Certificate Year:
--------------------------------------------------------------------------
    Year 1          Year 2         Year 3         Year 4        Year 5
---------------------------- -------------- --------------   -------------
$106,000.00      $112,360.00    $119,101.60    $126,247.70    $133,822.56

    Year 6          Year 7         Year 8         Year 9        Year 10
 ---------------------------- -------------- --------------   -------------
$141,851.91      $150,363.03    $159,384.81    $168,947.90    $179,084.77

B. Illustration of Index Account

The Certificate provides that the Index Increase to be credited on each Account Anniversary is the sum of two parts:

Part 1 represents the proportionate credit for an increase (if any) in the Index from its prior highest Account Anniversary value to its value on the current Account Anniversary. The formula for Part 1 is:

                          A x ((C-B)/D) x (E/F) x G

Part 2 represents the proportionate credit for an increase(s) (if any) in the Index occurring on a prior Account Anniversary(ies). The formula for Part 2 is:

                          A x ((B-D)/D) x (1/F) x G

where:

A is the Participation Rate for the Term

B is the highest Index value on all Account Anniversaries, including the Index value at the beginning of the Term, but excluding the value of the Index on the current Account Anniversary. The value of B can never be less than the Minimum S&P Index Value nor greater than the Maximum S&P Index Value. The Minimum S&P Index Value and the Maximum S&P Index Value are defined below.

C is the value of the Index on the current Account Anniversary, not less than B or greater than the Maximum S&P Index Value for the Term.

D is the Index value at the beginning of the Term

E is the number of completed Account Years in the Term

F is the total number of Account Years in the Term

G is the smaller of the Account Value at the beginning of the term and the Account Value (prior to the crediting of any Index Increases) on any Account Anniversary in the Term, including the current Account Anniversary

The Minimum S&P Index Value and the Maximum S&P Index Value are defined as follows:

Minimum S&P Index Value = [(Floor / Participation Rate for Term) + 1] x
                          Beginning of Term Index value]

Maximum S&P Index Value = [(Cap / Participation Rate for  Term) + 1] x
                          Beginning of Term  Index value]

The Index Increase to be credited on the Account Anniversary is equal to Part 1 + Part 2.


On the first Account Anniversary of any term, substitute D for B in the above formulas.

Using the assumptions below, we have prepared the following three illustrations using different assumptions as to changes in the Index value during the course of the Term. THESE ASSUMPTIONS AND ILLUSTRATIONS ARE NOT AND ARE NOT INTENDED AS PREDICTIONS OF CHANGES IN THE INDEX DURING THE COURSE OF ANY TERM. THE INDEX MAY RISE OR FALL DURING THE COURSE OF A TERM, AND AT THE END OF A TERM THE INDEX VALUE MAY BE HIGHER OF LOWER THAN AT THE BEGINNING OF THE TERM. KEYPORT MAKES NO PREDICTIONS, REPRESENTATIONS, OR GUARANTEES AS TO FUTURE CHANGES IN THE INDEX. THESE VALUES ARE BASED ON THE ASSUMPTION THAT NO PARTIAL SURRENDERS ARE MADE.

Beginning Account Value          =   $100,000.00
Beginning Index Value            =   500
Participation Rate               =   80%
Cap                              =   80%
Maximum S&P Index Value          =   [(80% / 80%) + 1] x 500 = 1000
Floor                            =   0%
Minimum S&P Index Value          =   [(0% / 80%) + 1] x 500 = 500

Illustration No. 1
----------------------
                        Cumulative                                                     Indexed
           Year-End       Change                                                       Account
  Year    Index Value    in Index    Value of B    Value of C     Part 1     Part 2     Value
------- -------------- ------------ ------------- -------------  ---------  --------------------
0             500                                                                      $100,000
1             600            20%         500           600       $ 3,200    $   --     $103,200
2             690            38%         600           690       $ 5,760    $ 3,200    $112,160
3             775            55%         690           775       $ 8,160    $ 6,080    $126,400
4             900            80%         775           900       $16,000    $ 8,800    $151,200
5            1035           107%         900          1000       $16,000    $12,880    $180,000

Illustration No. 2
----------------------
                        Cumulative                                                   Indexed
           Year-End       Change                                                     Account
  Year    Index Value    in Index    Value of B    Value of C    Part 1    Part 2     Value
------- -------------- ------------ ------------- -------------  -------- -------- -----------
0             500                                                                    $100,000
1             550           10%          500           550       $1,600    $  --     $101,600
2             500            0%          550           550       $  --     $1,600    $103,200
3             560           12%          550           560       $  960    $1,600    $105,760
4             620           24%          560           620       $7,680    $1,920    $115,360
5             660           32%          620           660       $6,400    $3,840    $125,600

Illustration No. 3
----------------------
                        Cumulative                                                     Indexed
           Year-End       Change                                                       Account
  Year    Index Value    in Index    Value of B    Value of C    Part 1    Part 2       Value
------- -------------- ------------ ------------- -------------  -------- --------  --------------
0             500                                                                    $100,000.00
1             450           -10%         500           500       $  --      $ --     $100,000.00
2             425           -15%         500           500       $  --      $ --     $100,000.00
3             450           -10%         500           500       $  --      $ --     $100,000.00
4             515             3%         500           515       $1,920     $ --     $101,920.00
5             530             6%         515           530       $2,400     $480     $104,800.00

                                  APPENDIX B

    MARKET VALUE ADJUSTMENT FORMULA AND ILLUSTRATIONS, INCLUDING SURRENDER
                             CHARGE CALCULATIONS

                           MARKET VALUE ADJUSTMENT

The applicable surrender or transfer value is multiplied by the Market Value Adjustment Factor to arrive at the Market Value Adjustment. The formula that will be used to determine the Market Value Adjustment Factor:

[(1+a)/(1+b)](n/12) - 1, where

a = the Treasury rate for the Term of the Account from which the surrender or transfer amount is being taken.

b = the Treasury Rate for a period equal to the time remaining (rounded up to the next whole number of Account Years) to the expiration of the Term for the Account from which the surrender or transfer amount is being taken; and


n = the number of complete Account Months remaining before the expiration of the Term for the Account from which the surrender or transfer amount is being taken, times the applicable Scaling Factor from the Certificate Schedule for the Term of the Account from which the amount is being taken, if the Account is an Indexed Account. The first Account Month begins on the day that the Term begins and each subsequent Account Month begins on the same day one month later.


The Treasury Rate for an Account is the interest rate in the Treasury Constant Maturity Series as published by the Federal Reserve Board, for a maturity equal to the number of years specified in "a" and "b". To determine "a", Keyport uses the Treasury Rate for the week which includes the most recent Determination Date on or before the first day of the Account's current Term. To determine "b", Keyport uses the Treasury Rate for the week which includes the most recent Determination date on or before the date on which the Market Value Adjustment is calculated. The Determination Dates are the last business days prior to the first and fifteenth days of each month.

If the number of years specified in "a" or "b" does not equal a maturity in the treasury Constant Maturity Series, the Treasury Rate will be determined by straight line interpolation between the interest rate for the next highest and next lowest maturities.

                     EXAMPLES OF MARKET VALUE ADJUSTMENTS

Example 1

Assume that the Certificate Owner purchased a Certificate for $10,000 and allocated his interest to an Interest Account with a five year Term and a Guaranteed Interest Rate of 6%. Exactly two years later, the Certificate Owner's Account was surrendered when the Surrender Charge was 3%. There had been no prior Surrenders and the interest earned in the previous twelve months is equal to $1,236 ($10,000 x (1.062 - 1)). Therefore, the Surrender Charge and the Market Value Adjustment do not apply to $1,236 of the Interest Account Value. At the beginning of the Term, the Treasury Rate for 5-year Treasury Notes was 7% and, at the time of the surrender, the Treasury Rate for 3-year Treasury Notes was 4.5%.

According to the Certificate, the Market Value Adjustment is

(A - Free Withdrawal Amount) x B = C

where:

A = the amount surrendered
  = $10,000 x 1.06 x 1.06
  = $11,236.00

B = the Market Value Adjustment Factor
  = [(1+a)/(1+b)](n/12) - 1, where

a = the Treasury Rate for the Term of the Account from which the surrender amount is being taken. Here, a = 7%.

b = the Treasury Rate for a period equal to the time remaining (rounded up to the next whole number of Account Years) to the expiration of the Term for the Account from which the surrender amount is being taken. Here, b = 4.5%


n = the number of complete Account Months remaining before the expiration of the Term for the Account from which the surrender amount is being taken, times the applicable Scaling Factor from the Certificate Schedule for the Term of the Account from which the amount is being taken, if the Account is an Indexed Account. Here, n = 36


B = [(1+.07)/(1+.045)](36/12) - 1
  = [(1+.07)/(1+.045)]3 - 1
  = .0735

Therefore,

C = (A - 1,236) x B
  = ($11,236 - 1,236) x 0735
  = $735.00 is the Market Value Adjustment, which would be added to the Account Value in determining the Certificate Withdrawal Value.

The Surrender Charge is equal to I x (A - Free Withdrawal Amount), where

A = the surrendered amount = $11,236, and

I = the Surrender Charge Percentage. Here, I = 3%

Therefore,

The Surrender Charge = .03 x ($11,236 - 1,236)
                     = .03 x $10,000 = $300.00

The Certificate Value = [((.9 x $10,000 x 1.03) + 330) x 1.03]
                       + 348
                      = $10,236.00

The Adjusted Certificate Value = $10,236.00 x [($11,236.00
                                +$735.00) / $11,236.00]
                               = $10,905.59

Under the Certificate, the Certificate Withdrawal Value is equal to the greater of (1) the amount surrendered, less any Surrender Charge plus any Market Value Adjustment or (2) the Adjusted Certificate Value. Here, therefore, the Certificate Withdrawal Value would be the greater of ($11,236.00 - $300.00 + $735.00 = $11,671.00) or $10,905.59. Therefore, the
Certificate Withdrawal Value is equal to $11,671.00.

Example 2

Given the same circumstances as in Example 1, but using a Treasury Rate of 7.5% instead of 4.5% at the time of surrender, the Market Value Adjustment is computed as follows:

B = [(1+.07)/(1+.075)](36/12) - 1
  = [(1+.07)/(1+.075)]3 - 1
  = -.0139

Therefore,

C = (A - 1,236) x B
  = ($11,236 - 1,236) x -.0139
  = Negative $139.00 is the Market Value Adjustment, which would be subtracted from the Account Value in determining the Certificate Withdrawal Value.

As described in the previous example, the Surrender Charge would equal
$300.00.

The Adjusted Certificate Value = $10,236.00 x [($11,236.00 -
                                 $139.00) / $11,236.00]
                               = $10,109.37

Accordingly, the Certificate Withdrawal Value would be the greater of ($11,236.00 - $300.00 - $139.00 = $10,797.00) or $10,109.37. Therefore, the
Certificate Withdrawal Value is equal to $10,797.00.

Example 3

Given the same circumstances as in Example 2, but assuming (1) an Indexed Account instead of an Interest Account with an Account Value of $11,236, (2) Index Increases credited in the prior year equal to $1,236.00, and (3) a scaling factor ("k") of .9, the Market Value Adjustment is computed as follows:

B = [(1+.07)/(1+.075)]((36 x k)/12) - 1
  = [(1+.07)/(1+.075)]((36 x 9)/12) - 1
  = [(1+.07)/(1+.075)](2.7) - 1
  = -.0125

Therefore,

C = (A - 1,236) x B
  = ($11,236 - 1,236) x -.0125
  = Negative $125.00 is the Market Value Adjustment, which would be subtracted from the Account Value in determining the Certificate Withdrawal Value.

As described in the previous example, the Surrender Charge would equal
$300.00.

The Certificate Value = [((.9 x $10,000 x 1.03) + 0) x 1.03]
                        + 687.90
                      = $10,236.00

The Adjusted Certificate Value = $10,236.00 x [($11,236.00 -
                                 $125.00) / $11,236.00]
                               = $10,122.12

Accordingly, the Certificate Withdrawal Value would be the greater of ($11,236.00 - $300.00 - $125.00 = $10,811.00) or $10,122.12. Therefore, the
Certificate Withdrawal Value is equal to $10,811.00.

                                  APPENDIX C

                       SCHEDULE OF STATE PREMIUM TAXES

                          Non-Tax Qualified         Tax-Qualified
                       Contracts/Certificates  Contracts/Certificates
State                        Rate of Tax             Rate of Tax
----------------------  ---------------------- -----------------------
Alabama                         1.00%                   1.00%
California                      2.35                    0.50
District of Columbia            2.00                    2.00
Kansas                          2.00                    0.00
Kentucky                        2.00                    2.00
Maine                           2.00                    0.00
Mississippi                     2.00                    0.00
Nevada                          3.50                    0.00
North Carolina                  1.75                    0.00
South Dakota                    1.25                    0.00
Virgin Islands                  5.00                    5.00
West Virginia                   1.00                    1.00
Wyoming                         1.00                    0.00

                       [THIS PAGE INTENTIONALLY BLANK.]

                       [THIS PAGE INTENTIONALLY BLANK.]

                              KEYPORT KEYSELECT
                                  PROSPECTUS

                              November 15, 1996

                                Distributed by:
                        Keyport Financial Services Corp.
                     125 High Street, Boston, MA 02110-2712

                                 [Keyport logo]

                                  Issued by:
                        Keyport Life Insurance Company
                    125 High Street, Boston, MA 02110-2712

              Service Hotline 800-367-3653  Keyline 800-367-3654

 Keyport Logo is a registered service mark of Keyport Life Insurance Company.

                                 KSMVAP 11/96